Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

GENTIVA HEALTH SERVICES, INC.

and

KINDRED HEALTHCARE, INC.

and

KINDRED HEALTHCARE DEVELOPMENT 2, INC.

dated as of

October 9, 2014

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of October 9, 2014, by and among Gentiva Health Services, Inc., a Delaware corporation (the “Company”), Kindred Healthcare, Inc., a Delaware corporation (“Parent”), and Kindred Healthcare Development 2, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 8.01 hereof.

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein;

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each share of common stock, par value $.10 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement with Parent and Merger Sub, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth in this Agreement, unanimously approved this Agreement;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger; and

WHEREAS, simultaneously with the execution of this Agreement, each of Tony Strange, David Causby, Eric Slusser, John Camperlengo, Dr. Charlotte Weaver, Jeff Shaner, David Gieringer, Rodney Windley, Robert Forman, Jr., Victor Ganzi, R. Steven Hicks, Philip Lochner, Jr., Stuart Olsten, Sheldon Retchin and Raymond Troubh (together, the “Stockholder Parties”) is entering into an agreement (together, the “Voting Agreement”) pursuant to which, and subject to the terms thereof, the Stockholder Parties have agreed, among other things, to vote their respective shares of the capital stock of the Company, as applicable, in favor of the adoption of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, (a) Merger Sub will merge with and into the Company (the “Merger”), and (b) the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

Section 1.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 9 a.m., New York City time on the third Business Day after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto; provided, however, that notwithstanding the satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article VI, neither Parent nor Merger Sub shall be obligated to effect the Closing prior to the third Business Day following the final day of the Marketing Period or such earlier date as Parent shall request on two Business Days prior written notice to the Company (but, subject in such case, to the satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions)). The Closing shall be held at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, NY 10166, unless another place is agreed to in writing by the parties hereto, and the actual date of the Closing is hereinafter referred to as the “Closing Date”.

Section 1.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.04 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 1.05 Certificate of Incorporation; By-laws. At the Effective Time, (a) the certificate of incorporation of the Company shall be amended so as to read in its entirety as set forth in Exhibit A, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation or as provided by applicable Law.

Section 1.06 Directors and Officers. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holder of any capital stock of Parent, Merger Sub or the Company:

(a) Cancellation of Certain Company Common Stock. Each share of Company Common Stock that is owned by Parent, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned Subsidiaries will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled and retired in accordance with Section 2.01(a) and (ii) Dissenting Shares (as defined below)), including each DSU that is outstanding immediately prior to the Effective Time, will be converted into the right to receive (i) $14.50 in cash, without interest (the “Cash Consideration”) and, (ii) subject to Section 2.05, 0.257 of a validly issued, fully paid and nonassessable share of Parent Common Stock (the “Stock Consideration”). The shares of Parent Common Stock to be issued (which shall be in uncertificated form), and cash payable, upon the conversion of shares of Company Common Stock pursuant to this Section 2.01 and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.05 are referred to collectively as the “Merger Consideration”.

(c) Cancellation of shares. At the Effective Time, all shares of Company Common Stock will no longer be outstanding and all shares of Company Common Stock will be cancelled and retired and will cease to exist, and, subject to Section 2.03, each holder of a certificate formerly representing any such shares (each, a “Certificate”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.02 hereof.

(d) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(e) Restricted Shares. Notwithstanding anything in this Agreement to the contrary, (i) each share of Parent Common Stock issued pursuant to this Section 2.01 in respect of each award of restricted stock of the Company outstanding and not vested immediately prior to the Effective Time and which by its terms does not provide for the accelerated vesting solely because of a change in control of the Company (as defined in the applicable Company Stock Plan) (each, a “Company Restricted Share Award”) shall continue to have, and shall be subject to, the same terms and conditions (including vesting) as applied to the Company Restricted Share Award immediately prior to the Effective Time, including the terms and conditions set forth in the 2004 Equity Incentive Plan, (but, taking into account any changes thereto provided for in the Company Stock Plans, in any award agreement or in such Company Restricted Share Award by reason of this Agreement or the transactions contemplated by this Agreement, including the Merger) (a “Parent Restricted Share Award”) and (ii) the cash payable pursuant to this Section 2.01 in respect of each Company Restricted Share Award shall be subject to the same terms and conditions (including vesting) as applied to the Company Restricted Share Award immediately prior to the Effective Time, including the terms and conditions set forth in the 2004 Equity Incentive Plan, (but, taking into account any changes thereto provided for in the Company Stock Plans, in any award agreement or in such Company Restricted Share Award by reason of this Agreement or the transactions contemplated by this Agreement, including the Merger) and such cash shall not be automatically payable at the Effective Time, and shall instead become payable by Parent on the date that such cash becomes vested pursuant to the terms and conditions of the Company Restricted Share Award with respect to which it was issued (a “Parent Restricted Cash Award”). To the extent that any Company Restricted Share Award is, immediately prior to the Effective Time, subject to any performance-based vesting or other performance conditions, the Board of Directors of Parent (the “Parent Board”), or an applicable committee thereof, may, following the Effective Time make such equitable adjustments, if any, to the applicable performance goals or conditions relating to the Parent Restricted Share Award and Parent Restricted Cash Award received by the holder of such Company Restricted Share Award, as the Parent Board (or such committee thereof) may determine to be necessary or appropriate as a result of the consummation of the transactions contemplated by this Agreement, including the Merger, and, in each case, subject to and in accordance with the terms and conditions of the applicable Company Stock Plans, such Parent Restricted Share Award and Parent Restricted Cash Award.

(f) Effect on Parent Capital Stock. At the Effective Time, each share of capital stock of Parent issued and outstanding immediately prior to the Effective Time shall remain outstanding. Immediately following the Effective Time, shares of capital stock of Parent owned by the Surviving Corporation shall be surrendered to Parent without payment therefor.

Section 2.02 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the agent for the purpose of exchanging for the Merger Consideration for: (i) the Certificates, or (ii) book-entry shares which immediately prior to the Effective Time represented the shares of Company Common Stock (the “Book-Entry Shares”). On and after the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, subject to Section 2.02(b), the full number of shares of Parent Common Stock issuable pursuant to Section 2.01 in exchange for outstanding shares of Company Common Stock. On and after the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit in trust, with the Exchange Agent, sufficient funds to pay the cash portion of the Merger Consideration that is payable in respect of all of the shares of Company Common Stock represented by the Certificates and the Book-Entry Shares and any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.02(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, the “Payment Fund”) in amounts and at the times necessary for such payments. For the purposes of the initial deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Payment Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.05. Parent shall cause the Exchange Agent to deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.01 or Section 2.05 out of the Payment Fund. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of shares shall be entitled under Section 2.01(b), Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit in trust additional cash with the Exchange Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for the payment thereof. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall pay all charges and expenses (other than wire transfer expenses), including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock at the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive (i) the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Book-Entry Share, (ii) any dividends or distributions payable pursuant to Section 2.02(c) and (iii) cash in lieu of any fractional shares payable pursuant to Section 2.05 upon (x) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (y) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares. Until so surrendered or transferred, as the case may be, and subject to the terms set forth in Section 2.03 and Section 2.05, each such Certificate or Book-Entry Share, as applicable, shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable or issuable in respect thereof, any dividends or distributions to be paid pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.05. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment or issuance of the Merger Consideration pursuant to the provisions of this Article II, each Certificate or Certificates so surrendered shall immediately be cancelled.

(c) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Common Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.05, until the surrender of such Certificate in accordance with this Article II. Subject to applicable Law, following surrender or transfer of any such Certificate or Book-Entry Share, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.05 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to shares of Parent Common Stock.

(d) If any portion of the Merger Consideration is to be paid or issued to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment or issuance that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred, and (ii) the Person requesting such payment or issuance shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment or issuance to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) All Merger Consideration paid or issued upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid or issued in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares (other than the right to receive any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c)), and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II.

(f) Any portion of the Payment Fund that remains unclaimed by the holders of shares of Company Common Stock one (1) year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.02 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c). Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Common Stock for any portion of the Merger Consideration or the cash to be paid in accordance with this Article II (including any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c)) paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Merger Consideration or the cash to be paid in accordance with this Article II remaining unclaimed by holders of shares of Company Common Stock two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) Any portion of the Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to Parent, upon demand.

Section 2.03 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 2.01, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 2.01(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.01(b), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Share, as the case may be. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.04 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur (other than the issuance of additional shares of capital stock of Parent and the Company as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change.

Section 2.05 Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. All fractional shares to which a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded to the nearest cent, equal to the product of (a) the fraction of a share of Parent Common Stock to which such holder is entitled (or would be entitled but for this Section 2.05) under Section 2.01(b) and (b) an amount equal to the average closing price per share of Parent Common Stock on the New York Stock Exchange (the “NYSE”) for the ten (10) consecutive trading day period ending on the trading day immediately prior to the Closing Date (the “Parent Closing Price”). As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Common Stock entitled to receive such cash.

Section 2.06 Withholding Rights. Each of the Exchange Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld by the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding. In the case of any amounts properly withheld from any payments not consisting entirely of cash, Parent shall be treated as though it withheld an appropriate amount of Parent Common Stock otherwise payable pursuant to this Agreement to any holder of Company Common Stock, sold such Parent Common Stock for an amount of cash equal to its fair market value at the time of such deemed sale and paid such cash proceeds to the holder of Company Common Stock in respect of which such deduction or withholding was made.

Section 2.07 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be delivered or paid in respect of the shares of Company Common Stock formerly represented by such Certificate, any dividends or distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.05, as contemplated under this Article II.

Section 2.08 Treatment of Stock Options and Other Stock-based Compensation.

(a) The Company shall take all requisite action so that, at the Effective Time, each option to acquire shares of Company Common Stock (each, a “Company Stock Option”) with a per share exercise price that is less than the sum of the (1) product of the Stock Consideration multiplied by the Parent Closing Price and (2) the Cash Consideration (an “In-the-Money Option”), that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable (but if not vested, only if such Company Stock Option by its terms provides for accelerated vesting solely because of a change in control of the Company (as defined in the applicable Company Stock Plan)), shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Stock Option or any other Person, cancelled and converted into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the excess of (A) the sum of the (1) product of the Stock Consideration multiplied by the Parent Closing Price and (2) the Cash Consideration over (B) the per share exercise price under such Company Stock Option, less any Taxes required to be withheld in accordance with Section 2.06.

(b) The Company shall take all requisite action so that, at the Effective Time, (i) each Company Stock Option with a per share exercise price that is equal to or exceeds the sum of the (1) product of the Stock Consideration multiplied by the Parent Closing Price and (2) the Cash Consideration (an “Out-of-the-Money Option”), that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, and (ii) each In-the-Money Option that is outstanding immediately prior to the Effective Time, not vested and which by its terms does not provide for accelerated vesting solely because of a change in control of the Company (as defined in the applicable Company Stock Plan)) shall be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Stock Option or any other Person, cancelled and converted into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, new options to acquire shares of the common stock of Parent (the “New Parent Options”) (but shall be subject to the same terms and conditions (including vesting) as applied to such Company Stock Options immediately prior to the Effective Time, including the terms and conditions set forth in the 2004 Equity Incentive Plan), which shall be, to the extent vested, exercisable for the longer of (A) one year following the holder’s termination of employment (but not beyond the original full term of the award) or (B) such period of time as may be provided for in the plan under which the Out-of-the-Money Options being exchanged were granted. The number of shares of Parent Common Stock subject to each such New Parent Option shall be determined by multiplying the number of shares of the Company Common Stock underlying the Company Stock Option immediately prior to the Effective Time by a fraction (the “Option Exchange Ratio”), the numerator of which is the sum of the (1) the product of the Stock Consideration multiplied by an amount equal to the Parent Closing Price and (2) the Cash Consideration and the denominator of which is the Parent Closing Price (rounded down to the nearest whole share). The exercise price per share of Parent Common Stock (rounded up to the nearest whole cent)

shall equal (x) the per share exercise price for the Company Common Stock otherwise purchasable pursuant to such Company Stock Option immediately prior to the Effective Time divided by (y) the Option Exchange Ratio; provided, that the exercise price and the number of shares of the Parent Common Stock subject to the New Parent Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of the Company Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. Notwithstanding the foregoing, Parent reserves the right to reduce the exercise price of the New Parent Options that are nonqualified stock options and adjust the number of the New Parent Options accordingly; provided, that the requirements of Section 409A and Treasury Regulation §409A-1(b)(5)(v)(D) are met; provided, further, that the exercise price of the New Parent Options shall not be less than twenty five percent (25%) of the Parent Closing Price. Furthermore, Parent may, in its sole discretion, elect to cancel without consideration the Out-of-the-Money Options held by any person whose employment or other provision of services terminates on or before the Closing Date (or by any employee of the Company who has received a notice of termination of employment prior to or on the Closing Date from the Company). As of the Effective Time, all Company Stock Options shall no longer be outstanding and shall automatically cease to exist and shall become only the right to receive the rights described in this Section 2.08(b), and, without limiting the foregoing, the Company Board and the Compensation Committee of such Company Board shall take all necessary action to effect such cancellation.

(c) During the two (2) week period immediately preceding the Effective Time (the “Blackout Period”), no holder of any Company Stock Option shall exercise, and the Company shall, in accordance with the terms and conditions of the Company Stock Plans prohibit the exercise of any Company Stock Option, whether exercisable or unexercisable or whether vested or unvested. In the event that the employment or other provision of services of any holder of Company Stock Options (a “Terminated Holder”) terminates during the Blackout Period, Parent may, in its sole discretion, elect to cancel the Company Stock Options held by a Terminated Holder (or by any employee of the Company who has received a notice of termination of employment prior to or on the Closing Date from the Company) in exchange for an amount in cash, with respect to each share of the Company Common Stock subject to such canceled Company Stock Option, equal to the excess, if any, of (i) the sum of (A) the product of the Stock Consideration multiplied by an amount equal to the Parent Closing Price and (B) the Cash Consideration over (ii) the per share exercise price of such Company Stock Option, less any Taxes required to be withheld in accordance with Section 2.06.

(d) The Company shall take all requisite action so that, at the Effective Time, each grant made through the date hereof pursuant to a Notice of Performance Cash Award under the Company’s 2004 Equity Incentive Plan, as amended and restated as of March 16, 2011, and as further amended by Amendment Nos. 1 and 2 thereto (each, a “Performance Cash Award”) and which by its terms provides for the accelerated vesting solely because of a change in control of the Company (as defined in the applicable Company Stock Plan), shall be accelerated, and the recipient of such grant shall be entitled to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the target award contemplated by such Notice of Performance Cash Award (unless such Notice of Performance Cash Award provides for the accelerated vesting of the Performance Cash Award at the maximum level in the event of a change in control of the Company (as defined in the applicable Company Stock Plan) in which case, an amount in cash, without interest, equal to the maximum award contemplated by such Notice of Performance Cash Award), less any Taxes required to be withheld in accordance with Section 2.06. At the Effective Time, each Performance Cash Award which by its terms does not provide for the accelerated vesting solely because of a change in control of the Company (as defined in the applicable Company Stock Plan), shall be converted into the right to receive a cash award from the Parent (a “Parent PCA Cash Award”) but shall be subject to the same terms and conditions (including vesting) as applied to the Performance Cash Award immediately prior to the Effective Time, including the terms and conditions set forth in the 2004 Equity Incentive Plan. To the extent that any Performance Cash Award is, immediately prior to the Effective Time, subject to any performance-based vesting or other performance conditions, the Parent Board, or an applicable committee thereof, may, following the Effective Time make such equitable adjustments, if any, to the applicable performance goals or conditions relating to the Parent PCA Cash Award received by the holder of such Performance Cash Award, as the Parent Board (or such committee thereof) may determine to be necessary or appropriate as a result of the consummation of the transactions contemplated by this Agreement, including the Merger, and, in each case, subject to and in accordance with the terms and conditions of the applicable Performance Cash Award and the applicable Company Stock Plan.

(e) As soon as practicable following the date of this Agreement, the Company shall take all reasonable actions, including adopting any necessary resolution, to (i) terminate the Company Employee Stock Purchase Plan (the “Company ESPP”) as of immediately prior to the Closing Date, (ii) ensure that no offering period shall be commenced on or after the date of this Agreement, (iii) if the Closing shall occur prior to the end of the offering period in existence under the Company ESPP on the date of this Agreement, cause a new exercise date to be set under the Company ESPP, which date shall be the Business Day immediately prior to the anticipated Closing Date, (iv) prohibit participants in the Company ESPP from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the Company ESPP in accordance with the terms and conditions of the Company ESPP), and (v) provide that the amount of the accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares of Company Common Stock in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 2.08(e), be refunded to such participant as promptly as practicable following the Effective Time (without interest).

(f) At or prior to the Effective Time, each of the Company, the Company Board and the Compensation Committee of such Company Board, and Parent and the Parent Board, as applicable, shall adopt any resolutions and take any actions (including delivering all required notices, obtaining any employee consents and making any determinations) that may be necessary to effectuate the provisions of this Section 2.08. At or prior to the Effective Time, the Company shall terminate each Company Stock Plan (as defined below), each Company Stock Option, each Company Restricted Share Award, each DSU and each Performance Cash Award without any further liability on the part of the Company, the Surviving Corporation, Parent or any of their respective Subsidiaries.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered Section of the disclosure letter, dated the date of this Agreement and delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), or in another Section of the Company Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, and except as set forth in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the United States Securities and Exchange Commission (the “SEC”) pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from January 1, 2014 until the date of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to this Article III, but excluding any disclosure contained in any such reports, schedules, forms, statements and other documents under the heading “Risk Factors” or “Cautionary Statement Regarding Forward-Looking Statements” or similar heading and any other disclosures contained or referenced therein of information, factors or risks to the extent they are predictive, cautionary or forward looking, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Organization; Standing and Power; Charter Documents; Minutes; Subsidiaries.

(a) Organization; Standing and Power. The Company is a corporation and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under, in the case of the Company, the Laws of Delaware, and, in the case of the Subsidiaries of the Company, the Laws of its jurisdiction of organization, and the Company has the requisite corporate, and each of its Subsidiaries has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted, except where the failure to have such power and authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Charter Documents. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its certificate of incorporation, by-laws or like organizational documents, each as amended to date (collectively, the “Charter Documents”), except where such violation by a Subsidiary has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Subsidiaries. Section 3.01(c)(i) of the Company Disclosure Letter lists each of the Subsidiaries of the Company as of the date hereof and its place of organization. Section 3.01(c)(ii) of the Company Disclosure Letter sets forth, for each Subsidiary that is not, directly or indirectly, wholly-owned by the Company, (i) the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof and (ii) the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, were issued free of pre-emptive rights and are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens (x) imposed by applicable securities Laws, (y) arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of the Company or (z) set forth in Section 3.01(c)(iii) of the Company Disclosure Letter. Except as set forth in Section 3.01(c)(iv) of the Company Disclosure Letter and for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 3.02 Capital Structure.

(a) Capital Stock. The authorized capital stock of the Company consists of: (i) 100,000,000 shares of Company Common Stock and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000 shares have been designated Series B Junior Participating Preferred Stock, of the Company (the “Company Preferred Stock”) in accordance with the Rights Agreement (the “Rights Agreement”), dated as of May 22, 2014, entered into between the Company and Computershare Trust Company, N.A., as Rights Agent (as defined in the Rights Agreement). As of the close of business on October 8, 2014, (i) 36,904,186 shares of Company Common Stock were issued and outstanding (of which, as of October 3, 2014, 895,500 were shares of restricted stock of the Company outstanding and not vested and 899,458.97 were shares of Company Common Stock issued under the Company ESPP), (ii) 1,370,544 shares of Company Common Stock were issued and held by the Company in its treasury and (iii) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement, including pursuant to the exercise of any Company Stock Options, the vesting of any Company Equity Awards or the exercise of any option under the Company ESPP, will be, when issued, duly authorized and validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. No Subsidiary of the Company owns any shares of Company Common Stock.

(b) Stock Awards. As of the close of business on October 3, 2014, an aggregate of 3,982,914 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options and an aggregate of 423,819 shares of Company Common Stock were subject to issuance pursuant to Company Equity Awards (other than Company Stock Options and shares of restricted stock of the Company outstanding and not vested) granted under (x) the 2004 Equity Incentive Plan, (y) the Stock & Deferred Compensation Plan and (z) the Employee Stock Purchase Plan (the plans referred to immediately above and the award or other applicable agreements entered into thereunder, in each case as amended, are collectively referred to herein as the “Company Stock Plans”). Section 3.02(b)(i) of the Company Disclosure Letter sets forth as of the close of business on October 3, 2014 a list of each outstanding Company Equity Award granted under the Company Stock Plans and (A) the name of the holder of such Company Equity Award, (B) the number of shares of Company Common Stock subject to such outstanding Company Equity Award, (C) the exercise price, purchase price or similar pricing of such Company Equity Award, (D) the date on which such Company Equity Award was granted or issued, (E) the applicable vesting schedule, and the extent to which such Company Equity Award (1) is vested and exercisable as of the close of business on October 3, 2014 and (2) would vest as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), and (F) with respect to Company Stock Options, the date on which such Company Stock Option expires. Section 3.02(b)(i) of the Company Disclosure Letter also sets forth as of the close of business on October 3, 2014 a list of each outstanding grant of Performance Cash Awards and (A) the name of each recipient of such grant and (B) the amount of each such grant. All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

Except for the Company Stock Plans and as set forth in Section 3.02(b)(ii) of the Company Disclosure Letter, there are no Contracts to which the Company is a party obligating the Company to accelerate the vesting of any Company Equity Award as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). Other than the Company Equity Awards, there are no outstanding (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Company Voting Debt or shares of capital stock of the Company, (B) options, warrants, calls, rights, securities, commitments, derivative contracts, forward sale contracts or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Company Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, performance cash awards, performance units, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company or any of its Subsidiaries (the items in clauses (A), (B) and (C), together with the capital stock of the Company, being referred to collectively as “Company Securities”).

With respect to each grant of Company Equity Awards, (i) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the NASDAQ Global Select Market (the “Nasdaq”), (ii) each such grant was properly accounted for in accordance with United States generally accepted accounting principles (“GAAP”) in the Company SEC Documents (including financial statements) and all other applicable Laws, (iii) each Company Stock Option has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of the Company Common Stock on the date of such grant and (iv) each Company Stock Option has a grant date which was approved by the Company Board, the Compensation Committee of such Company Board, or the Company’s Chief Executive officer under authority from the Compensation Committee no later than the grant date.

There are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or Company Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to any Company Securities or Company Subsidiary Securities.

Since October 8, 2014 through the date hereof, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Stock Options in accordance with their respective terms). Since October 3, 2014 through the date hereof, the Company has not granted, or modified the terms of, any Company Equity Awards.

(c) Voting Debt. There are no bonds, debentures, notes or other Indebtedness issued by the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders or equity holders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of the Company or any of its Subsidiaries, are issued or outstanding (collectively, “Company Voting Debt”).

(d) Company Subsidiary Securities. As of the date hereof, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Company Voting Debt, capital stock, voting securities or other ownership interests in any Subsidiary of the Company, (ii) options, warrants, calls, rights, securities, commitments, derivative contracts, forward sale contracts, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Company Voting Debt, capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Subsidiary of the Company, or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock, voting securities or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”).

Section 3.03 Authority; Non-contravention; Governmental Consents.

(a) Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the affirmative vote or consent of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the

Company of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote. The Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Non-contravention. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries; (ii) subject to compliance with the requirements set forth in clauses (i) through (v) of Section 3.03(c) and, in the case of the consummation of the Merger, obtaining the Requisite Company Vote, conflict with or violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; (iii) except as set forth in Section 3.03(b) of the Company Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration, cancellation, or the ability to exercise any option or receive any material rights under, or require any consent, approval, Order, authorization, waiver, franchise or clearance (any of the foregoing being a “Consent”) under, any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (iii), for any terminations, amendments, accelerations or cancellations, or where the failure to obtain any Consents, in each case, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Governmental Consents. No Consent of, or registration, declaration, submission or filing with, or notice to (any of the foregoing being a “Filing”), any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of this Agreement, the Voting Agreement, or the consummation by the Company of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the filing of the Company Proxy Statement with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such Filings under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) the Requisite Company Vote; (iv) such Filings and Consents as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or (B) any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (“Foreign Antitrust Laws” and, together with the HSR Act, the “Antitrust Laws”), in any case that are applicable to the transactions contemplated by this Agreement; (v) such Filings and Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of Nasdaq; (vi) the other Consents of Governmental Entities listed in Section 3.03(c) of the Company Disclosure Letter; and (vii) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there exists no state of facts that would reasonably be expected to cause any Governmental Entity to limit, revoke or fail to renew any license or Consent, except where any such limitation, revocation or nonrenewal has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, including the Merger.

(d) Board Approval. The Company Board, by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has (i) determined that this Agreement, the Voting Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement, the Voting Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the DGCL, (iii) directed that the “agreement of merger” contained in this Agreement be submitted to Company’s stockholders for adoption, (iv) resolved to recommend that Company stockholders adopt the “agreement of merger” set forth in this Agreement (collectively, the “Company Board Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders Meeting and (v) declared that this Agreement is advisable.

(e) Takeover Statutes. To the Knowledge of the Company, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other anti-takeover statute or regulation (including Section 203 of the DGCL) enacted under any federal, state, local or foreign laws applicable to the Company is applicable to this Agreement, the Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement. The Company Board has taken all necessary action so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

(f) Rights Agreement. The Company Board has taken all necessary action to (i) render the Rights Agreement inapplicable to the Merger, and the transactions contemplated hereby, and (ii) provide that the Final Expiration Date, as defined in the Rights Agreement, shall occur immediately prior to the Closing and neither the execution and delivery of this Agreement, the Voting Agreement nor the consummation of any of the transactions contemplated hereby will result in the occurrence of a Distribution Date, as defined in the Rights Agreement or in Parent being an Acquiring Person, as defined in the Rights Agreement, or otherwise cause the Rights, as defined in the Rights Agreement, to become exercisable by the holders thereof.

Section 3.04 SEC Filings; Financial Statements; Internal Controls; Sarbanes-Oxley Act Compliance.

(a) SEC Filings. The Company has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act since January 1, 2012 (the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, and the Exchange Act, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents. None of the Company SEC Documents, including any financial statements, schedules or exhibits included therein, at the time filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC other than as part of the Company’s consolidated group.

(b) Financial Statements. Each of the consolidated financial statements (including any related notes and schedules thereto) contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of the Company’s operations and cash flows and, if applicable, changes in stockholders’ equity as of and for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

(c) Internal Controls. The Company and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Audit Committee of the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements.

(d) Disclosure Controls and Procedures. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”). The Company’s management has completed an evaluation of the effectiveness of the Company’s disclosure controls and procedures and the Company has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, (i) to the extent required by applicable Law, in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation and (ii) to the Company’s auditors and the Audit Committee of the Company Board and on Section 3.04(d) of the Company Disclosure Letter (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

(e) Deficiencies and Weaknesses. The Company had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information. The Company does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f) Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries. To the Knowledge of the Company, the Company is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of Nasdaq.

(g) Accounting Reviews and Comments. Other than as set forth in Section 3.04(g) of the Company Disclosure Letter, there are no outstanding reviews by, or unresolved comments received by the Company’s auditors from the Public Company Accounting Oversight Board related to or in connection with audits completed or in progress by the Company’s accountants.

(h) SEC Comment Letters. The Company has made available to Parent true and complete copies of all material written comment letters from the staff of the SEC received since January 1, 2012 relating to the Company SEC Documents and all written responses of the Company thereto other than with respect to requests for confidential treatment or which are otherwise publicly available on the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations, to the Knowledge of the Company, pending or threatened, in each case regarding any accounting practices of the Company.

(i) Liabilities and Obligations. The Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, direct or indirect, and whether or not accrued), except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company SEC Documents filed with the SEC and publicly available prior to the date of this Agreement or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since June 30, 2014, (iii) for liabilities and obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (iv) for liabilities and obligations arising out of or in connection with this Agreement or the transactions contemplated by this Agreement, including the Merger.

Section 3.05 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet until the date hereof:

(a) except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business; and

(b) there has not been or occurred:

(i) any Company Material Adverse Effect or any event, occurrence, fact, condition or change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(ii) except as set forth in Section 3.05(b) of the Company Disclosure Letter, any event, occurrence, fact, condition, or change that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a material breach of clauses (i), (ii), (iii), (vi), (vii), (viii), (xiii), (xiv), (xix) and, solely to the extent relating to the foregoing clauses, clause (xx) of Section 5.01(a).

Section 3.06 Taxes.

(a) Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them. Such Tax Returns are true, complete and correct in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company’s financial statements (in accordance with GAAP). The Company’s most recent financial statements filed with the SEC reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since the date of the Company’s most recent financial statements filed with the SEC outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Withholding. The Company and each of its Subsidiaries have withheld and paid each material Tax required to have been withheld and paid (in connection with amounts paid or owing to any current or former employee, independent contractor, consultant or director of the Company or any of its Subsidiaries (each, a “Company Employee”) , creditor, customer, stockholder or other party), and materially complied with all information reporting and backup withholding provisions of applicable Law.

(c) Liens. There are no Liens for material Taxes upon the assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP has been made in the Company’s financial statements.

(d) Tax Deficiencies and Audits. Except as set forth in Section 3.06(d) of the Company Disclosure Letter, no deficiency for any material amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against the Company or any of its Subsidiaries remains unpaid unless being contested in good faith by appropriate proceedings. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company or any of its Subsidiaries. Except as set forth in in Section 3.06(d) of the Company Disclosure Letter, there are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of (or owed by) the Company or any of its Subsidiaries.

(e) Tax Jurisdictions. Since January 1, 2012, no claim (which remains unresolved) has been made in writing by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(f) Tax Rulings. Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(g) Consolidated Groups, Transferee Liability and Tax Agreements. Neither Company nor any of its Subsidiaries (i) has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, by Contract, or otherwise, or (ii) is a party to, bound by or has any material liability under any Tax sharing, allocation or indemnification agreement or arrangement (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes) other than as set forth in Section 3.06(g) of the Company Disclosure Letter.

(h) Change in Accounting Method. Except as set forth in Section 3.06(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has agreed to make, nor is it required to make, any adjustment under Sections 481(a) of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise.

(i) Post-Closing Tax Items. The Company and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) the utilization of dual consolidated losses described in Treasury regulations issued under Section 1503(d) of the Code on or prior to the Closing Date, (iv) an election pursuant to Section 108(i) of the Code made effective on or prior to the Closing Date or (v) prepaid amount received on or prior to the Closing Date.

(j) US Real Property Holding Corporation. Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.

(k) Section 355. Except as set forth in Section 3.06(k) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(l) Reportable Transactions. Neither the Company nor any of its Subsidiaries has been a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

Section 3.07 Intellectual Property.

(a) Certain Owned Company IP. Section 3.07(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all: (i) Company-Owned IP that is the subject of any issuance, registration, certificate, application or other filing by, to or with any Governmental Entity or authorized private registrar, including registered Trademarks, registered Copyrights, issued Patents, domain name registrations and pending applications for any of the foregoing; and (ii) material unregistered Company-Owned IP.

(b) Right to Use; Title. To the Knowledge of the Company, the Company and/or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to or has the right to use all Intellectual Property used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, including, for the avoidance of doubt, the GentivaLink system (“Company IP”), free and clear, of all Liens other than Permitted Liens, except as set forth in Section 3.07(b) of the Company Disclosure Letter.

(c) Validity and Enforceability. To the Knowledge of the Company, the Company and its Subsidiaries’ rights in the Company-Owned IP are valid, subsisting and enforceable, except as otherwise would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries has taken reasonable steps to maintain the Company IP and to protect and preserve the confidentiality of all Trade Secrets included in the Company IP, except where the failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Company IP Agreements. Section 3.07(d) of the Company Disclosure Letter contains a complete and accurate list of all material Company IP Agreements (other than licenses for shrinkwrap, clickwrap or other similar commercially available off-the-shelf Software that has not been modified or customized by a third party for the Company or any of its Subsidiaries).

(e) Non-Infringement. To the Knowledge of the Company, (i) the conduct of the businesses of the Company and any of its Subsidiaries has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property of any other Person except to the extent any of the foregoing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (ii) to the Knowledge of the Company, no third party is infringing upon, violating or misappropriating any Company IP.

(f) IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of the Company, threatened: (i) alleging any infringement, misappropriation or violation of the Intellectual Property of any Person by the Company or any of its Subsidiaries; (ii) challenging the validity, enforceability or ownership of any Company-Owned IP or the Company’s or any of its Subsidiaries’ rights with respect to any Company IP, in each case except for such Legal Actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not subject to any outstanding Order that restricts or impairs the use of any Company IP, except where compliance with such Order would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Data Protection. The Company and its Subsidiaries’ collection, storage, use and dissemination of any personally identifiable information (including client information), are and have been in material compliance with all applicable Laws relating to privacy, data security and data protection, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company and its Subsidiaries have reasonable security and data protections in place, including with respect to personally identifiable information (including client information), and there has been no material breach thereof or loss of such data by the Company, its Subsidiaries or any third parties except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.08 Compliance; Permits; Payor Programs.

(a) Compliance. The Company and each of its Subsidiaries is in compliance with all Laws, Orders or CIAs applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound, except for such non-compliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2012, no Governmental Entity has issued any notice or notification stating that the Company or any of its Subsidiaries is not in material non-compliance with any Law or CIA. The Company has made available to Parent true and complete copies of all written correspondence between the Company and its Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to the CIA by and between Odyssey Healthcare Inc. and the Office of Inspector General, Department of Health and Human Services effective February 1, 2012.

(b) Permits. The Company and its Subsidiaries hold, to the extent legally required to operate their respective businesses as such businesses are being operated and use their properties and assets as used as of the date hereof, all permits, licenses, clearances, authorizations and approvals from Governmental Entities (collectively, “Permits”), except for any Permits for which the failure to obtain or hold has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any Permits of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms of all Permits, except where the failure to be in such compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Exclusions and Suspensions. None of the Company or any of its Subsidiaries has been excluded, suspended or debarred from participation, or, to the Knowledge of the Company, is otherwise ineligible to participate, in any Government Reimbursement Program.

(d) Overpayments. The Company and its Subsidiaries have paid or made provision to pay any overpayment received from any Governmental Entity or Third Party payor and any similar obligation with respect to reimbursement programs in which the Company or any of its Subsidiaries participates (each of which is reflected in the Company’s SEC Financial Statements), except where any failure to pay or make provision to pay any overpayment has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Billings. Since January 1, 2012, (i) all billings by the Company and its Subsidiaries have been for items and services actually provided by the Company or its Subsidiaries, as applicable, to eligible patients, in accordance with payment rates of Government Reimbursement Programs or Third Party Payor Programs and (ii) the Company and its Subsidiaries have all necessary and appropriate documentation reasonably necessary to support such billings and which is correct in all respects except with respect to each of (i) and (ii), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.09 Legal Proceedings. Section 3.09(a) of the Company Disclosure Letter sets forth, as of the date hereof, any material claim, action, suit, arbitration, proceeding or, to the Knowledge of the Company, governmental investigation (each, a “Legal Action”), pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of the Company, any executive officer or director of the Company or any of its Subsidiaries in their capacities as such, in each case by or before any Governmental Entity. Section 3.09(b) of the Company Disclosure Letter sets forth, as of the date hereof, any material Legal Action commenced by the Company or its Subsidiaries against any other Person which Legal Action has not been finally resolved. None of the Company or any of its Subsidiaries or any of their respective properties, rights or assets is or are subject to any order, writ, assessment, decision, injunction, decree, ruling or judgment of a Governmental Entity (“Order”), whether temporary, preliminary or permanent, which, if breached, violated or not complied with, has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, including the Merger.

Section 3.10 Brokers’ and Finders’ Fees. Except for fees payable to Barclays and Edge Healthcare Partners (the “Company Financial Advisors”), neither the Company nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby. The Company has made available to Parent an accurate and complete copy of each engagement letter or other Contract between the Company and the Company Financial Advisors relating to the transactions contemplated by this Agreement, including the Merger.

Section 3.11 Employee Matters.

(a) Schedule. Section 3.11(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date hereof, of each material Company Employee Plan. For purposes of this Agreement, “Company Employee Plan” shall mean each plan, program, policy, collective bargaining agreement or other arrangement or agreement providing for employment, compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment, severance, retention, change in control or consulting plan, program arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any Company Employee, or with respect to which the Company or any of its Subsidiaries has or may have any material Liability.

(b) Documents. The Company has made available to Parent correct and complete copies (or, if a plan is not written, a written description) of all Company Employee Plans and amendments thereto in each case that are in effect as of the date hereof, and, to the extent applicable, (i) all related trust agreements, funding arrangements and insurance contracts now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise, (ii) the most recent determination letter received regarding the tax-qualified status of each Company Employee Plan, (iii) the most recent financial statements for each Company Employee Plan, (iv) the Form 5500 Annual Returns/Reports for the three most recent plan years for each Company Employee Plan, (v) the current summary plan description for each Company Employee Plan and (vi) all actuarial valuation reports related to any Company Employee Plans.

(c) Employee Plan Compliance. (i) Each Company Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws, including but not limited to ERISA and the Code; (ii) all the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination letters from the IRS and no such determination letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened, and to the Knowledge of the Company no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code; (iii) the Company and its Subsidiaries, where applicable, have timely made all material contributions and other material payments required by and due under the terms of each Company Employee Plan and applicable Law, and all benefits accrued under any unfunded Company Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with GAAP; (iv) except to the extent limited by applicable Law, each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, the Surviving Corporation, the Company, or any of their respective Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder); (v) there are no material audits, inquiries or Legal Actions pending or, to the Knowledge of the Company, threatened by the IRS or the U.S. Department of Labor, or any similar Governmental Entity with respect to any Company Employee Plan; (vi) there are no material Legal Actions pending, or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan (in each case, other than routine claims for benefits); and (vii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in a transaction that could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(d) Neither the Company nor any Company ERISA Affiliate nor any predecessor thereof sponsors, maintains, participates in, contributes to or has any material liability with respect to, or has in the past sponsored, maintained, participated in, contributed to or had any material liability with respect to, any plan subject to Title IV of ERISA or Section 412 of the Code. Neither the Company nor any Company ERISA Affiliate has incurred or reasonably expects to incur, either directly or indirectly, any material liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law or regulations relating to employee benefit plans.

(e) Certain Company Employee Plans. No Company Employee Plan is a “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither the Company nor any of its ERISA Affiliates has at any time contributed to or had any liability or obligation in respect of any such multi-employer plan or multiple employer plan.

(f) No Post-Employment Obligations. Except as set forth in Section 3.11(f) of the Company Disclosure Letter, no Company Employee Plan provides post-termination or retiree health and welfare benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither the Company nor any Company ERISA Affiliate has any Liability to provide post-termination or retiree health and welfare benefits to any person or ever represented, promised or contracted to any Company Employee (either individually or to Company Employees as a group) or any other person that such Company Employee(s) or other person would be provided with post-termination or retiree health and welfare benefits, except to the extent required by COBRA or other applicable Law.

(g) Audits and Voluntary Compliance Programs. Except as set forth in Section 3.11(g) of the Company Disclosure Letter, no Company Employee Plan has within the three years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity. With respect to the Company Employee Plans disclosed in Section 3.11(g) of the Company Disclosure Letter, all examinations and audits by any Governmental Entity have been closed, and no material Liability has been incurred by the Company.

(h) Section 409A Compliance. Each Company Employee Plan that is subject to Section 409A of the Code has been operated in material compliance with such section and all applicable regulatory guidance.

(i) Health Plan Compliance. Each of the Company and its Subsidiaries complies in all material respects with the applicable requirements of COBRA or any similar state statute with respect to each Company Employee Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute. Each of the Company and its Subsidiaries complies in all material respects with the applicable requirements of the Patient Protection and Affordable Care Act, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Effect of Transaction. Except as set forth in Section 3.11(j) of the Company Disclosure Letter or except as approved by the Compensation Committee of the Company Board in connection with carrying out the provisions of this Agreement, at a meeting held prior to the receipt of the Requisite Company Vote, pursuant to duly adopted resolutions, neither the execution of this Agreement, the consummation of the Merger, nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, employee, contractor or consultant of the Company to severance pay or any other payment; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual, (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Employee Plan, (iv) increase the amount payable or result in any other material obligation pursuant to any Company Employee Plan, or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code. No Company Employee Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code, Section 409A of the Code or otherwise. Section 3.11(j) of the Company Disclosure Letter sets forth (A) the amount of each payment or benefit that could become payable to each executive officer under a Company Employee Plan as a result of the transactions contemplated by this Agreement or a termination of employment or service, including as a result of accelerated vesting, and (B) the amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable to each such executive officer.

(k) Employment Law Matters. The Company and each of its Subsidiaries: (i) is, except as set forth in Section 3.09 of the Company Disclosure Letter, in material compliance with all applicable Laws and agreements respecting hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee health and safety, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to Company Employees and contingent workers; and (ii) is in material compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council or other body representing Company Employees.

(l) Labor. Except as set forth in Section 3.11(l) of the Company Disclosure Letter, neither, neither Company nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council or trade union with respect to any of its or their operations. No material work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries is pending, threatened or has occurred in the last two (2) years, and, to the Knowledge of the Company, no material work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries is threatened. As of the date hereof, none of the Company Employees are represented by a labor organization, work council or trade union and, to the Knowledge of the Company, there is no organizing activity,

Legal Action, election petition, union card signing or other union activity or union corporate campaigns of or by any labor organization, trade union or work council directed at the Company or any of its Subsidiaries, or any Company Employees. There are no material Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened relating to any employment related matter involving any Company Employee or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have a Company Material Adverse Effect.

(m) WARN Act. Within the past three years, neither the Company nor any of its Subsidiaries has implemented any plant closing or layoff of employees that implicated the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law, and no such action will be implemented without advance notice to Parent.

(n) International Employee Plan. The Company does not sponsor, maintain or contribute to any International Employee Plans and no employee, consultant, officer or director of the Company or any of its Subsidiaries is employed or provides services to the Company or any of its Subsidiaries in any jurisdiction other than the United States. For purposes of this Agreement, an “International Employee Plan” shall mean any Company Employee Plan that is subject to or governed by the Laws of any jurisdiction other than the United States.

Section 3.12 Real Property and Personal Property Matters.

(a) Owned Real Estate. Except as set forth in Section 3.12(a)(i) of the Company Disclosure Letter, the Company or one or more of its Subsidiaries has fee simple title to the Owned Real Estate free and clear of any Liens other than the Permitted Liens. Section 3.12(a)(ii) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of the Owned Real Estate. As of the date hereof, neither the Company nor any of its Subsidiaries (i) lease all or any part of the Owned Real Estate to any third party or (ii) has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Owned Real Estate.

(b) Leased Real Estate. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a valid and subsisting leasehold estate in each parcel of real property demised under a Lease for the full term of the respective Lease free and clear of any Liens that would interfere with the Company’s or any of its Subsidiaries’ ability to use the applicable Leased Real Estate in the manner in which the Company or any of its Subsidiaries is using said property as of the date hereof, other than Permitted Liens. Section 3.12(b) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of the Leased Real Estate. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Leases are valid and in full force and effect, enforceable in accordance with their terms, (ii) the Company and each of its Subsidiaries is in compliance with the terms of all Leases and (iii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, a third party, has received written notice that it or they have violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Lease. Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred any Lease nor has the Company or any of its Subsidiaries entered into with any other Person (other than another wholly-owned Subsidiary of the Company) any sublease or license that is material to the Company and its Subsidiaries, taken as a whole, and that relates to its or their ability to use or occupy of all or any portion of the Leased Real Estate. The Company has delivered or otherwise made available to Parent true and complete copies of all Leases (including all material modifications, amendments, supplements, waivers, subordination, non-disturbance and attornment agreements and side letters thereto) pursuant to which the Company or any of its Subsidiaries thereof leases, subleases or licenses, as tenant, any Leased Real Estate.

(c) Personal Property. Except as set forth in Section 3.12(c) of the Company Disclosure Letter and as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has good, valid and marketable title to, or a valid and binding leasehold interest in, all the personal property owned by it, free and clear of all Liens, other than Permitted Liens.

Section 3.13 Environmental Matters.

(a) Except for such matters as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and its Subsidiaries are in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries.

(ii) (A) Neither the Company nor any of its Subsidiaries has (1) produced, processed, manufactured, generated, transported, treated, handled, used, stored, disposed of or released any Hazardous Substances, except in compliance with Environmental Laws, or (2) exposed any employee or any third party to any Hazardous Substances and (B) to the Knowledge of the Company, there has been no release or presence in violation of Environmental Laws of any Hazardous Substance, whether on or off the property currently or formerly owned or operated by the Company or any Subsidiary, in each case under circumstances reasonably expected to give rise to any material Liability to the Company or any of its Subsidiaries or requirement for notification, investigation or remediation by the Company or any of its Subsidiaries under any Environmental Law.

(iii) Neither the Company nor any of its Subsidiaries has received notice of and there is no Legal Action or information request pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility on the Company or any of its Subsidiaries for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law or arising from the release or presence of or exposure to Hazardous Substances. Neither the Company nor any of its Subsidiaries is subject to any Order or written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the matters referenced in this Section 3.13(a)(iii).

(b) The Company has made available for inspection by Parent, all material written assessments, audits, investigation reports, studies or test results in the possession, control or custody of the Company or any Subsidiary related to environmental, employee health or safety matters or Hazardous Substances

(c) Notwithstanding anything contained in this Agreement to the contrary, the representations and warranties contained in this Section 3.13 are the sole and exclusive representation and warranties being made with respect to environmental matters.

Section 3.14 Material Contracts.

(a) Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean the following to which the Company or any of its Subsidiaries is a party or any of the respective assets are bound (excluding any Leases):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by the Company with the SEC;

(ii) any Contract with respect to a joint venture, partnership, limited liability or other similar agreement or arrangement, related to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole, or in which the Company or any of its Subsidiaries owns more than a five percent (5%) voting or economic interest, or with respect to which the Company or any of its Subsidiaries has obligations, including contingent obligations, of more than $375,000 individually or in the aggregate;

(iii) any employment or consulting Contract (in each case with respect to which the Company has continuing obligations as of the date hereof) with any current or former (x) executive officer of the Company, (y) member of the Company Board, or (z) Company Employee providing for an annual base salary in excess of $200,000;

(iv) any Contract providing for indemnification or any guaranty by the Company or any Subsidiary thereof, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than (x) any guaranty by the Company or a Subsidiary thereof of any of the obligations of (A) the Company or another wholly-owned Subsidiary thereof or (B) any Subsidiary (other than a wholly-owned Subsidiary) of the Company that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract, or (y) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;

(v) any Contract that purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the consummation of the Merger, Parent or any of its Subsidiaries) (x) to engage in any line of business, or (y) to compete with any Person or operate in any geographical location;

(vi) any Contract that grants any exclusive rights, right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(vii) any Contract relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by the Company or any of its Subsidiaries after the date of this Agreement of assets with a fair market value in excess of $1,000,000;

(viii) any Contract that contains any provision that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;

(ix) any Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party or upon consummation of the Merger will obligate Parent, the Surviving Corporation or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis with any third party;

(x) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case relating to Indebtedness, whether as borrower or lender, in each case in excess of $1,000,000, other than (x) accounts receivables and payables, and (y) loans to direct or indirect wholly owned Subsidiaries of the Company;

(xi) any Contract relating to the settlement of a proceeding that imposes any material restriction on the business of the Company or any of its Subsidiaries;

(xii) any material Company IP Agreement

(xiii) to the extent not covered above, any Contract with any director or officer of the Company or any of their respective Affiliates; or

(xiii) any other Contract under which the Company or any of its Subsidiaries (A) is obligated to make payment or incur costs or (B) generates revenues, in each case in excess of $1,000,000 and which is not otherwise described in clauses (i) - (xiii) above.

(b) Schedule of Material Contracts. Section 3.14(b) of the Company Disclosure Letter sets forth a list as of the date hereof of all Company Material Contracts. The Company has made available to Parent correct and complete copies (or, if not written, a written description) of all Company Material Contracts and amendments thereto in each case that are in effect as of the date hereof, except for Contracts that do not contain material information.

(c) No Breach. (i) All the Company Material Contracts are valid and binding on the Company or its applicable Subsidiary, enforceable against it in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity, and is in full force and effect, (ii) neither the Company nor any of its Subsidiaries has violated any provision of, or failed to perform any obligation required under the provisions of, any Company

Material Contract, and (iii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party is in breach, or has received written notice of breach, of any Company Material Contract; except, with respect to each of (i), (ii) and (iii), where such failure to be valid and binding or violation or breach would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.15 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all insurance policies (“Policies”) with respect to the business and assets of the Company and its Subsidiaries are in full force and effect, (ii) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any of the Policies and (iii) the Company and its Subsidiaries have not received any written notice of cancellation or threatened cancellation of any of the Policies or of any claim pending regarding the Company or any of its Subsidiaries under any of such Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policies. The Company and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks in all material respects as is customary for the industries in which it and its Subsidiaries operate and as the management of the Company has in good faith determined to be prudent and appropriate.

Section 3.16 Proxy Statement. None of the information included or incorporated by reference in the letter to the stockholders, notice of meeting, proxy statement and forms of proxy (collectively, the “Company Proxy Statement”), to be filed with the SEC in connection with the Merger, will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in the Company Proxy Statement. The Company Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.17 Fairness Opinion. The Company has received opinions from one or both Company Financial Advisors to the effect that, as of the date of such opinion and based upon and subject to the procedures followed and qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock. The Company shall, promptly following the execution of this Agreement by all parties, furnish Parent an accurate and complete copy of all such opinions to Parent solely for informational purposes. The Company and Parent have been authorized by the Company Financial Advisors to permit the inclusion of such opinion in its entirety and references thereto in the Company Proxy Statement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the correspondingly numbered Section of the disclosure letter, dated the date of this Agreement and delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), or in another Section of the Parent Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, and except as set forth in the reports, schedules, forms, statements and other documents filed by Parent with, or furnished by Parent to, the SEC pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from January 1, 2014 until the date of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to this Article IV, but excluding any disclosure contained in any such reports, schedules, forms, statements and other documents under the heading “Risk Factors” or “Cautionary Statement Regarding Forward-Looking Statements” or similar heading and any other disclosures contained or referenced therein of information, factors or risks to the extent they are predictive, cautionary or forward looking, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.01 Organization. Each of Parent and Merger Sub is a corporation and each of the Subsidiaries of Parent is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under, in the case of Parent and Merger Sub, the Laws of Delaware, and, in the case of the Subsidiaries of Parent, the Laws of the jurisdiction of its organization, and Parent has the requisite corporate, and each of the Subsidiaries of Parent has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted, except where the failure to have such power and authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Charter Documents. Neither Parent nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents, except where such violation by a Subsidiary has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.02 Capital Structure.

(a) Capital Stock. The authorized capital stock of Parent consists of: (i) 175,000,000 shares of Parent Common Stock and (ii) 1,000,000 shares of preferred stock, par value $0.25 per share (the “Parent Preferred Stock”). As of the close of business on August 31, 2014, (i) 64,622,058 shares of Parent Common Stock were issued and outstanding,

(ii) 11,877,022 shares of Parent Common Stock were issued and held by Parent in its treasury and (iii) no shares of Parent Preferred Stock were issued and outstanding or held by Parent in its treasury. All of the outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement, including pursuant to the exercise of any New Parent Options or the vesting of any Parent Restricted Share Award, will be, when issued, duly authorized and validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. No Subsidiary of Parent owns any shares of Parent Common Stock.

(b) Stock Awards. As of the close of business on August 31, 2014 an aggregate of 450,685 shares of Parent Common Stock were subject to issuance pursuant to options to acquire shares of Parent Common Stock (the “Parent Stock Options”) and an aggregate of 829,570 shares of Parent Common Stock were subject to issuance upon the vesting of Parent Performance Units granted under (i) the Parent 2001 Stock Incentive Plan, Amended and Restated, (ii) the Parent 2011 Stock Incentive Plan, Amended and Restated, (iii) the Parent 2001 Equity Plan for Non-Employee Directors (Amended and Restated) and (iv) the Parent 2012 Equity Plan for Non-Employee Directors (the plans referred to immediately above and the award or other applicable agreements entered into thereunder, in each case as amended, are collectively referred to herein as the “Parent Stock Plans”). All shares of Parent Common Stock subject to issuance under the Parent Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

Except for the Parent Stock Plans, there are no Contracts to which Parent is a party obligating Parent to accelerate the vesting of any Parent Equity Award as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). Other than the Parent Equity Awards, as of the close of business on October 8, 2014, there are no outstanding (A) securities of Parent or any of its Subsidiaries convertible into or exchangeable for Parent Voting Debt or shares of capital stock of Parent, (B) options, warrants, calls, rights, securities, commitments, derivative contracts, forward sale contracts or other agreements or commitments to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any Parent Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) Parent or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, performance units, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of Parent, in each case that have been issued by Parent or any of its Subsidiaries (the items in clauses (A), (B) and (C), together with the capital stock of Parent, being referred to collectively as “Parent Securities”).

With respect to each grant of Parent Equity Awards, (i) each such grant was made in accordance with the terms of the applicable Parent Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the NYSE, (ii) each such grant was properly accounted for in accordance with GAAP in the Parent SEC Documents (including financial statements) and all other applicable Laws, (iii) each Parent Stock Option has an exercise price per share of Parent Common Stock equal to or greater than the fair market value of a share of the Parent Common Stock on the date of such grant and (iv) each Parent Stock Option has a grant date which was approved by the Parent Board or the Compensation Committee of such Parent Board no later than the grant date.

There are no outstanding Contracts requiring Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect to any Parent Securities.

(c) Voting Debt. As of the close of business on October 8, 2014, there are no bonds, debentures, notes or other Indebtedness issued by Parent or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders or equity holders of Parent or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of Parent or any of its Subsidiaries, are issued or outstanding (collectively, “Parent Voting Debt”).

Section 4.03 Authority; Non-contravention; Governmental Consents.

(a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Non-contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the certificate of incorporation or by-laws of Parent or Merger Sub; (ii) subject to compliance with the requirements set forth in clauses (i)-(iv) of Section 4.03(c), conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any Consent under any Contract to which Parent or its Subsidiaries, including Merger Sub, are a party or otherwise bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the properties or assets of Parent or Merger Sub, except, in the case clause (iii), for any terminations, amendments, accelerations or cancellations, or where the failure to obtain any Consents, in each case, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business; (ii) the filing of the Company Proxy Statement with the SEC in accordance with the Exchange Act, and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under Antitrust Laws, in any case that are applicable to the transactions contemplated by this Agreement; (iv) such Consents as may be required under applicable state securities or “blue sky” laws and the securities Laws of any foreign country or the rules and regulations of the NYSE; (v) the Consents listed in Section 4.03(c) of the Parent Disclosure Letter; and (vi) such other Consents which if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

(d) Board Approval. The Parent Board, by resolutions duly adopted by unanimous vote at a meeting of all directors of Parent duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has (i) determined that this Agreement, the Voting Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of Merger Sub and Parent, as its sole stockholder and (ii) declaring that this Agreement is advisable.

Section 4.04 SEC Filings; Financial Statements; Internal Controls; Sarbanes-Oxley Act Compliance.

(a) SEC Filings. Parent has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act since January 1, 2012 (the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, and the Exchange Act, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents. None of the Parent SEC Documents, including any financial statements, schedules or exhibits included therein, at the time filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC other than as part of Parent’s consolidated group.

(b) Financial Statements. Each of the consolidated financial statements (including any notes or schedules thereto) contained in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of Parent’s operations and cash flows and, if applicable, changes in stockholders’ equity as of and for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

(c) Internal Controls. Parent and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with authorizations of management and the Audit Committee of the Parent Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s and its Subsidiaries’ assets that could have a material effect on Parent’s financial statements.

(d) Disclosure Controls and Procedures. Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports and the Sarbanes-Oxley Act. Parent’s management has completed an evaluation of the effectiveness of Parent’s disclosure controls and procedures and Parent has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, (i) to the extent required by applicable Law, in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation and (ii) to Parent’s auditors and the Audit Committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

(e) Deficiencies and Weaknesses. Parent had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information. Parent does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(f) Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Parent nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries. To the knowledge of Parent, Parent is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NYSE.

(g) Accounting Reviews and Comments. There are no outstanding reviews by, or unresolved comments received by Parent’s auditors from the Public Company Accounting Oversight Board related to or in connection with audits completed or in progress by Parent’s accountants.

(h) SEC Comment Letters. Parent has made available to the Company true and complete copies of all material written comment letters from the staff of the SEC received since January 1, 2012 relating to the Parent SEC Documents and all written responses of the Parent thereto other than with respect to requests for confidential treatment or which are otherwise publicly available on the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and none of the Parent SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations, to the knowledge of Parent, pending or threatened, in each case regarding any accounting practices of Parent.

(i) Liabilities and Obligations. Parent and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, direct or indirect, and whether or not accrued), except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Parent SEC Documents filed with the SEC and publicly available prior to the date of this Agreement or the notes thereto, (ii) for the liabilities and obligations incurred in the ordinary course of business since June 30, 2014, (iii)

that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (iv) for liabilities and obligations arising out of or in connection with this Agreement or the transactions contemplated by this Agreement, including the Merger.

Section 4.05 Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet until the date hereof, (a) the business of Parent and each of its Subsidiaries has been conducted in the ordinary course of business and (b) there has not been or occurred any Parent Material Adverse Effect or any event, occurrence, fact, condition or change that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.06 Proxy Statement. None of the information with respect to Parent or Merger Sub that Parent or any of its Representatives furnishes in writing to the Company expressly for use in the Company Proxy Statement, will, at the date such Company Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein supplied by the Company or its Representatives expressly for inclusion or incorporation by reference in the Company Proxy Statement.

Section 4.07 Financing. Parent has delivered to the Company true and complete fully executed copies of the commitment letter, dated as of October 9, 2014, among Parent, Citigroup Global Markets Inc. (“Citigroup”), J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A., including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Parent) have severally committed to lend the amounts set forth therein (the provision of such funds as set forth therein, but subject to the provisions of Section 5.15, the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the date hereof, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to Parent’s knowledge, the other parties thereto and there are no conditions precedent or contingencies (including pursuant to any “flex” provisions) related to the funding of the full amount of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter, assuming the accuracy of the Company’s representations and warranties contained in Sections 3.02, 3.03(b), 3.10, 3.11(j) and 3.14(a)(x), the net proceeds contemplated from the Financing, together with other financial resources of Parent and Merger Sub, including cash on hand and marketable securities of Parent and Merger Sub, and of the Company and its Subsidiaries on the Closing Date, will, in the aggregate, be sufficient for the payment of any amounts required to be paid pursuant to Article II and all fees and expenses reasonably expected to be incurred in connection herewith. As of the date hereof, (i) assuming the accuracy of the Company’s representations and warranties contained in Article III hereof, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) on the part of Parent or its Affiliates under the Commitment Letter or, to Parent’s knowledge, any other party to the Commitment Letter, and (ii) subject to the satisfaction of the conditions contained in Section 6.01 and Section 6.02 and the completion of the Marketing Period, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing will not be available to Parent on the Closing Date. Except for fee letters with respect to fees and related arrangements with respect to the Financing, of which Parent has delivered a correct and complete copy to the Company prior to the date of this Agreement (other than with respect to redacted fee information and certain other economic terms, but which redacted information does not relate to the amounts or conditionality of, or contain any conditions precedent to, the funding of the Financing), as of the date hereof, there are no side letters or other agreements, Contracts or arrangements related to the funding of the full amount of the Financing other than as expressly set forth in the Commitment Letter and delivered to the Company prior to the execution and delivery of this Agreement. Parent has fully paid or caused to be paid all commitment fees or other fees required to be paid on or prior to the date hereof in connection with the Financing.

Section 4.08 Legal Proceedings. As of the date hereof, there is no pending or, to the knowledge of Parent, threatened, Legal Action against Parent or any of its Subsidiaries, including Merger Sub, nor is there any Order imposed upon Parent or any of its Subsidiaries, including Merger Sub, in each case, by or before any Governmental Entity, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.09 Ownership of Company Common Stock. Other than 100 shares of Company Common Stock, neither Parent nor any of its Affiliates beneficially owns (as defined in Rule 13d-3 of the Exchange Act) any shares of Company Common Stock.

Section 4.10 Brokers’ and Finders’ Fees. Except for fees payable to Citigroup and Guggenheim Securities, LLC, neither Parent nor Merger Sub has any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business.

(a) The Company shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement, or as set forth in Section 5.01 of the Company Disclosure Letter, or as required by applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), conduct its business in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and key employees, and to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, lenders and other Persons having business relationships with it and Governmental Entities with jurisdiction over healthcare-related matters. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement or as set forth on Section 5.01 of the Company Disclosure Letter or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend or propose to amend its Charter Documents (whether by merger, consolidation or otherwise);

(ii) (A) split, combine or reclassify any Company Securities or Company Subsidiary Securities, (B) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Company Securities or Company Subsidiary Securities, (C) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned Subsidiary);

(iii) issue, sell, grant, pledge, dispose of or encumber, or authorize the issuance, sale, grant, pledge, disposal or encumbrance of, any Company Securities or Company Subsidiary Securities, other than (A) the issuance of shares of Company Common Stock upon the exercise of any Company Equity Award outstanding as of the date of this Agreement in accordance with its terms or (B) the issuance of Company Subsidiary Securities to the Company or a wholly owned Subsidiary of the Company;

(iv) except as required by applicable Law or by any Company Employee Plan in effect as of the date of this Agreement, (A) increase the compensation payable or that could become payable by the Company or any of its Subsidiaries to directors, officers or employees, other than increases in compensation made in the ordinary course of business consistent with past practice, (B) enter into any new or amend in any material respect, any existing employment, indemnification, severance, retention, change in control or similar agreement with any of its past or present officers or employees, (C) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, (D) enter into any third-party Contract with respect to a Company Employee Plan (including contracts for the provision of services to such Company Employee Plan, including benefits administration) having a term of greater than one (1) year and providing for payments by the Company having a value, estimated as of the date of such Contract, of greater than $250,000, other than (1) a Contract that is terminable on less than 180 days’ notice without penalty, (2) a financial renewal, in the ordinary course of business, of a Contract existing as of the date of this Agreement, or (3) a Contract that does not increase the Company’s annual costs by more than one percent (1%) over the cost of an analogous Contract existing as of the date hereof; (E) accelerate any rights or benefits, or, other than in the ordinary course of business and consistent with past practice, make any determinations or interpretations with respect to any Company Employee Plan, (F) fund any rabbi trust or similar arrangement, other than in the ordinary course of business, (G) grant or amend any equity awards or (H) hire or terminate the employment or services of (other than for cause) any officer, employee, independent contractor or consultant who has target annual compensation greater than $250,000 or any other employee at the level of director or above;

(v) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances or capital contributions to or investments in any Person in excess of $5,000,000 in the aggregate;

(vi) (A) transfer, license, sell, lease, mortgage, encumber, cancel, abandon, allow to lapse or otherwise dispose of any assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in any Subsidiary of the Company, except in connection with services or products provided in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of any asset or any group of related assets (other than material Company IP) with a fair market value not in excess of $1,000,000 individually or $5,000,000 in the aggregate, other than pursuant to Company Material Contracts as in effect as of the date of this Agreement, or (B) adopt or effect, or propose to adopt or effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii) issue, sell, repurchase, prepay or incur any Indebtedness, or guarantee or otherwise become liable for or modify in any material respect any Indebtedness or issue or sell any options, warrants, calls or other rights to acquire any Indebtedness of the Company or any of its Subsidiaries, except for (A) Indebtedness for borrowed money solely incurred in the ordinary course of business consistent with past practices in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to the Company than the terms of the Indebtedness being replaced as of the date of such replacement or (B) guarantees by the Company of Indebtedness of wholly owned Subsidiaries of the Company; provided, that any such Indebtedness shall be drawn in an aggregate amount not to exceed $40,000,000;

(viii) make any loans or advances (other than in the ordinary course of business consistent with past practice) to any Person, other than loans among the Company and its wholly-owned Subsidiaries or cancel, release or assign any material Indebtedness owed by any Person to the Company, or any of its Subsidiaries or any claims held by it against any such Person;

(ix) make any material capital expenditures not contemplated by the Company’s capital expenditure budget, as disclosed to Parent prior to the date hereof;

(x) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), cancellation or renewal of, or waive, release or assign any material rights under, (A) any Company Material Contract or any Lease with respect to material Real Estate or any other Contract or Lease that, if in effect as of the date hereof would constitute a Company Material Contract or Lease with respect to material Real Estate hereunder, except which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (1) prevent or materially delay or impair the ability of the Company and its Subsidiaries to consummate the Merger, or (2) materially impair the ability of the Company and its Subsidiaries, taken as a whole, to conduct their business in ordinary course consistent with past practice or (B) any Company Material Contract (or Contract that would be, if it existed as of the date hereof, a Company Material Contract) or any Lease;

(xi) commence, settle or compromise or offer to settle or compromise, or waive any rights relating to, any Legal Actions pending or threatened before any arbitrator, court or other Governmental Entity involving (A) the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $500,000 in the aggregate (excluding amounts covered under insurance policies), (B) any material restriction on the business of the Company or any of its Subsidiaries or (C) the admission of wrongdoing by the Company or any of its Subsidiaries, other than (1) any Legal Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, and (2) the settlement of claims, liabilities or obligations reserved against on the most recent balance sheet of the Company included in the Company SEC Documents for amounts not in excess of the relevant reserve (and without the imposition of any material restriction on the business of the Company or any of its Subsidiaries or any admission of wrongdoing by the Company or any of its Subsidiaries);

(xii) cancel or compromise any material claim or waive or release any material right of the Company or any of its Subsidiaries except in the ordinary course of business;

(xiii) make any material change in any financial accounting methods, principles or practices, in each case except for any such change required by a concurrent change (A) in GAAP or applicable Law or (B) required by the Public Company Accounting Oversight Board or Financial Accounting Standards Board;

(xiv) (A) enter into a material new line of business directly or indirectly or (B) except as required by applicable Law, change any material policy established by the executive officers of the Company that generally applies to the operations of the Company;

(xv) extend, renew or enter into any Contracts containing non-compete or exclusivity provisions that (A) would restrict or limit the operations of the Company and its Subsidiaries or (B) apply to any current or future Affiliates of the Company, the Surviving Corporation or Parent;

(xvi) other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

(xvii) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material Permits;

(xviii) convene any regular (except to the extent required by applicable Law or Order) or special meeting (or any adjournment thereof) of the stockholders of the Company other than the Company Stockholders Meeting;

(xix) (A) settle or compromise any material Tax claim, audit or assessment, (B) make or change any material Tax election (other than in the ordinary course of business consistent with past practice), or adopt or change any method of Tax accounting, (C) amend any material Tax Returns or file claims for material Tax refunds; or

(xx) agree, resolve or commit to do any of the foregoing.

(b) Parent shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement, or as set forth in Section 5.01(b) of the Parent Disclosure Letter, or as required by applicable Law or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), conduct its business in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and key employees, and to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees, lenders and other Persons having business relationships with it and Governmental Entities with jurisdiction over healthcare-related matters. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement or as set forth on Section 5.01(b) of the Parent Disclosure Letter or as required by applicable Law, Parent shall not, nor shall it permit Merger Sub to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend or propose to amend its Charter Documents (whether by merger, consolidation or otherwise) in any manner that would be adverse in any material respect to holders of Company Common Stock;

(ii) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, any shares of Parent Common Stock, except that Parent may declare, set a record date with respect to and pay a quarterly cash dividend consistent with past practice, including with respect to timing of the applicable record and payment dates; or

(iii) agree, resolve or commit to do any of the foregoing.

Section 5.02 Other Actions. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article VII, the Company shall not, subject to Section 5.04, and Parent shall not, and shall not permit any of their respective Subsidiaries to, take, or agree or commit to take, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 5.03 Access to Information; Confidentiality.

(a) From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Article VII, the Company shall, and shall cause its Subsidiaries to, (i) afford to Parent and Parent’s Representatives reasonable access, during regular business hours and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices and other facilities and to the books and records of the Company and its Subsidiaries, (ii) promptly provide Parent and Parent’s Representatives copies of any filings, notices, communications or other documents sent to or received from, and written summaries of any meetings with, any Governmental Entity or any other party with respect to compliance with the CIA or any Legal Action pending or threatened against the Company or any of its Subsidiaries under any healthcare regulatory laws and (iii) promptly furnish to Parent and Parent’s Representatives such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time.

(b) To the extent reasonably necessary for the Company to confirm the accuracy of the representations of Parent and Merger Sub set forth in Article IV and the satisfaction of the conditions precedent set forth in Section 6.03(a), Section 6.03(b) or Section 6.03(c), each of Parent and Merger Sub shall afford to the Company and the Company’s Representatives reasonable access, during regular business hours and in a manner as shall not unreasonably interfere with the business or operations of Parent or any Subsidiary thereof, to information regarding Parent and Merger Sub throughout the period prior to the Effective Time.

(c) Neither the Company, Parent nor any of their respective Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the party providing access shall inform the other party of such likelihood and the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(d) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated August 4, 2014, between Parent and the Company (the “Confidentiality Agreement”), which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 5.04 No Solicitation.

(a) The Company shall not, nor shall it authorize or permit any of its Affiliates to, and shall not authorize or permit its and its Affiliates’ respective directors, officers, employees, advisors and investment bankers (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) to, directly or indirectly (i) solicit, initiate or knowingly encourage or otherwise take any action to facilitate any inquiries regarding, or the making of, any proposal or offer that constitutes, or may reasonably be expected to lead to, the submission of any Takeover Proposal, or, (ii) subject to Section 5.04(b), conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal, or (iii) subject to Section 5.04(b), approve, endorse or recommend any Takeover Proposal, or (iv) subject to Section 5.04(b), enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (in each case, whether or not binding) relating to any Takeover Proposal (each, a “Company Acquisition Agreement”), or (v) subject to Section 5.04(b), grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Law (including Section 203 of the DGCL) or otherwise fail to enforce any of the foregoing (it being understood that the Company shall immediately take all steps within its power necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions), or (vi) terminate (or permit the termination of), waive or amend the Rights Agreement, redeem any Rights under the Rights Agreement or take any action with respect to, or make any determination under, the Rights Agreement that would interfere with Parent consummating the transactions contemplated by this Agreement or (vii) resolve or agree to do any of the foregoing. Subject to Section 5.04(b), neither the Company Board nor any committee thereof shall make, withdraw, amend, modify or materially qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, or recommend a Takeover Proposal, fail to recommend against acceptance of any tender offer or exchange offer for the shares of Company Common Stock within ten (10) Business Days after the commencement of such offer, or make any public statement inconsistent with the Company Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”). The Company shall, and shall cause its Subsidiaries to cease immediately and cause to be terminated, and shall not authorize or permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy (and confirm destruction of) all such information, subject to Section 5.04(b), and shall terminate access of all Persons (other than Parent, the Company and their respective Subsidiaries and Representatives) to any “data room” with respect to any Takeover Proposal.

(b) Notwithstanding Section 5.04(a), prior to the receipt of the Requisite Company Vote, the Company Board, directly or indirectly through any Representative, may, subject to Section 5.04(c) (i) participate in negotiations or discussions with any third party that has made a bona fide, unsolicited Takeover Proposal that the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, constitutes or could reasonably be expected to result in a Superior Proposal or (ii) furnish to such third party information relating to the Company or any of its Subsidiaries; provided, that all such information provided to such person has previously been provided to Parent prior to or is provided to Parent contemporaneously with the provision to such Person, but in each case referred to in the foregoing clauses (i) through (ii), (A) only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law and (B) such third party executes a confidentiality agreement that constitutes an Acceptable Confidentiality Agreement.

Nothing contained in this Section 5.04 shall prevent the Company Board from disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Company determines that failure to disclose such position could reasonably be expected to result in a violation of applicable Law.

(c) The Company shall notify Parent promptly, orally and in writing, (and in any event within forty-eight (48) hours) after the receipt by the Company of any Takeover Proposal or any inquiry that could reasonably be expected to lead to a Takeover Proposal and prior to engaging in any of the actions under Section 5.04(b). In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal or inquiry and provide copies of any written proposals, draft agreements and all draft or executed financing commitments and related documentation, subject to any applicable confidentiality obligations of the Company prior to the execution of an Acceptable Confidentiality Agreement. The Company shall keep Parent promptly informed of the status of any such Takeover Proposal, including any changes to the timing, amount or form of consideration, conditionality or other material terms of (or any other material developments with respect to) any Takeover Proposal, including by promptly, and in any event no later than forty-eight (48) hours after receipt by the Company or any of its Affiliates or Representatives, providing to Parent copies of any additional or revised written proposals, draft agreements and all draft or executed financing commitments and related documentation, subject to any applicable confidentiality obligations of the Company prior to the execution of an Acceptable Confidentiality Agreement. The Company agrees that it and its Affiliates will not enter into any agreement with any Person subsequent to the date hereof that prohibits the Company from providing any information or materials to Parent in accordance with, or otherwise complying with, this Section 5.04.

(d) Except as set forth in this Section 5.04(d), the Company Board shall not make any Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Vote, the Company Board may, in response to a Superior Proposal or Intervening Event, make a Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement if, (i) the Company Board, prior to effecting the Company Adverse Recommendation Change, provides Parent three (3) Business Days prior written notice of its intention to take such action, which notice shall include a description in reasonable detail of such Superior Proposal or Intervening Event, (ii) the Company is and remains in compliance with this Section 5.04; (iii) during the three (2) Business Days following such written notice, the Company Board and, if requested by Parent, its Representatives have negotiated in good faith with Parent regarding any revisions to the terms and conditions of the transactions contemplated by this Agreement, including the Merger; and (iv) at the end of the three (3) Business Day period described in the foregoing clause (iii), the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which Parent has proposed), that such Takeover Proposal (if any) continues to constitute a Superior Proposal and the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law. Any material change to the terms, facts and circumstances relating to the Superior Proposal or Intervening Event will be deemed to be a new Superior Proposal or Intervening Event, as applicable, for purposes of this Section 5.04.

Section 5.05 Preparation of Proxy Materials; Company Stockholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, (i) the Company shall prepare and file the Company Proxy Statement with the SEC and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC the registration statement on Form S-4 in connection with the Merger (the “Form S-4”), in which the Proxy Statement will be included as the proxy statement/prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock. The Company shall furnish all information as may be reasonably requested by Parent in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. Parent, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Company Proxy Statement and Form S-4. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Company Proxy Statement and Form S-4. Each of Parent and the Company shall not file the Form S-4 or Company Proxy Statement, respectively, or any amendment or supplement thereto, without providing the other party a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by the filing party). Each party shall use its reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the Form S-4 or the Company Proxy Statement as promptly as practicable after receipt thereof and to cause the Form S-4 and the Company Proxy Statement in definitive form to be cleared by the SEC and, in the case of the Company Proxy Statement, mailed or made available to the Company’s stockholders as promptly as reasonably practicable following filing with the SEC. The Company agrees to consult with Parent (and reasonably consider any comments provided by Parent) prior to responding to SEC comments with respect to the preliminary Company Proxy Statement. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Form S-4 or the Company Proxy Statement which shall have become false or misleading and the filing party shall promptly prepare and mail or, to the extent required by Law, make available to its stockholders an amendment or supplement setting forth such correction. Each party shall as soon as reasonably practicable (i) notify the others when the Form S-4 has become effective, of the issuance of any stop order or suspension of qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC with respect to the Form S-4 or Company Proxy Statement and any request by the SEC for any amendment to the Form S-4 or the Company Proxy Statement or for additional information and (ii) provide each other with copies of all written correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Company Proxy Statement, the Form S-4 or the Merger.

(b) The Company shall, as soon as practicable, duly set a record date for, call, give notice of, convene and hold the Company Stockholders Meeting. Subject to the right of the Company Board to make a Company Adverse Recommendation Change in accordance with Section 5.04 and to terminate this Agreement pursuant to Section 7.04(a), the Company shall, through the Company Board, make the Company Board Recommendation, include the Company Board Recommendation in the Company Proxy Statement, and use its commercially reasonable efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and the transactions contemplated by this Agreement, including the Merger, and (ii) take all other action necessary or advisable to secure the Requisite Company Vote. If at any time following the dissemination of the Company Proxy Statement, provided that there has been no Company Adverse Recommendation Change, either the Company or Parent reasonably determines in good faith that the Requisite Company Vote is unlikely to be obtained at the Company Stockholders Meeting, then on a single occasion and prior to the vote contemplated having been taken, each of the Company and Parent shall have the right to require a single adjournment or postponement of the Company Stockholders Meeting; provided, that no such adjournments or postponements shall delay the Company Stockholders Meeting by more than forty-five (45) days from the originally scheduled date. During any such period of adjournment or postponement, the Company shall continue in all respects to comply with its obligations under Section 5.04 and this Section 5.05. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect. For the avoidance of doubt, unless this Agreement is terminated in accordance with its terms, neither the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal nor the making of any Company Adverse Recommendation Change shall obviate or otherwise affect the obligation of the Company to set a record date for, duly call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 5.05(b).

Section 5.06 Notices of Certain Events. The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of (i) any material notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) any material notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any Legal Actions commenced, or to such party’s knowledge, threatened, against the Company or any of its Subsidiaries or Parent or its Subsidiaries, as applicable, that are related to the transactions contemplated by this Agreement, and (iv) any event, change or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the failure of the conditions set forth in Section 6.02(a), Section 6.02(b), or Section 6.02(c) of this Agreement (in the case of the Company and its Subsidiaries) or Section 6.03(a), Section 6.03(b) or Section 6.03(c) of this Agreement (in the case of Parent and Merger Sub), to be satisfied. In no event shall the delivery of any notice by a party pursuant to this Section 5.06 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Notwithstanding anything in this Agreement to the contrary, no representation or warranty of the Company contained in this Agreement shall be deemed to have been breached or to be inaccurate if Parent or Merger Sub had knowledge of such breach or inaccuracy prior to the Closing. This Section 5.06 shall not constitute a covenant or agreement for purposes of Section 6.02(b) or Section 6.03(b).

Section 5.07 Employees; Benefit Plans.

(a) During the period commencing at the Effective Time and ending on the date which is the earlier of (i) December 31, 2015, (ii) twelve (12) months from the Effective Time or (iii) the date of the employee’s termination of employment with Parent and its Subsidiaries, Parent shall cause the Surviving Corporation and each of its Subsidiaries, as applicable, to provide the employees of the Company and its Subsidiaries who remain employed immediately after the Effective Time (collectively, the “Company Continuing Employees”) with base salary, target bonus opportunities (excluding equity-based compensation) and employee benefits that are, in the aggregate, comparable to the base salary, target bonus opportunities (excluding equity-based compensation) and employee benefits provided by the Company and its Subsidiaries on the date of this Agreement.

(b) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries, excluding both any retiree healthcare plans or programs maintained by Parent or any of its Subsidiaries and any equity compensation arrangements maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Continuing Employees with the Company or any of its Subsidiaries, as the case may be as if such service were with Parent, for vesting and eligibility purposes (but not for (i) purposes of early retirement subsidies under any Parent Benefit Plan that is a defined benefit pension plan or a retiree health and welfare plan or (ii) benefit accrual purposes, except for vacation, if applicable) in any Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided, that such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Company Employee Plan.

(c) Between the date of this Agreement and the Effective Time, the Company shall use its commercially reasonable efforts to cooperate with Parent as necessary to enable Parent to comply with the provisions of this Section 5.07 and to furnish to Parent such information regarding employment and benefits (including information related to the provision of services by any third-party vendors) as Parent may from time to time reasonably request. As soon as reasonably practicable after the date of this Agreement, at the request of Parent or Merger Sub, the Company shall furnish to Parent all information reasonably requested by Parent in connection with the treatment of benefit plans in acquisitions and divestitures involving the Company prior to the Effective Time.

(d) No later than thirty (30) days following the date of this Agreement, the Company shall deliver to Parent a list of each “disqualified individual” (as defined in Section 280G of the Code) of the Company and its Subsidiaries and (i) the Company’s reasonable, good faith estimate of the maximum amount (separately identifying single and double-trigger amounts and any tax gross-up payments) that could be paid to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such disqualified individual and (iii) underlying documentation on which such calculations are based. Such information shall be updated and delivered to Parent not later than twenty (20) days prior to the anticipated Closing Date.

(e) If requested by Parent in writing delivered to the Company not less than ten (10) Business Days before the Closing Date, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company’s 401(k) plans (collectively, the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s applicable 401(k) plan (the “Parent 401(k) Plan”), permit the Company Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, but not inclusive of loans), in the form of cash, in an amount equal to the full account balance (excluding loans) distributed to such Company Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan.

(f) This Section 5.07 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.07, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.07. Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of the Surviving Corporation, Parent or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them. The parties hereto acknowledge and agree that the terms set forth in this Section 5.07 shall not create any right in any Company Employee or any other Person to any continued employment with the Surviving Corporation, Parent or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever.

(g) With respect to matters described in this Section 5.07, the Company will not send any written notices or other written communication materials to Company Employees without the prior written consent of Parent.

Section 5.08 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each an “Indemnified Party”) as provided in the Company Charter Documents, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 5.08 of the Company Disclosure Letter, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time. Any such rights contained in the

Company Charter Documents shall survive the Merger in perpetuity and shall not be altered or amended in any manner adverse to any Indemnified Party without the prior written consent of such Indemnified Party. Any such rights contained in the Contracts listed in Section 5.08 of the Company Disclosure Letter shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

(b) From and after the Effective Time, to the fullest extent permitted under applicable Law, Parent and the Surviving Corporation (the “Indemnifying Parties”) shall indemnify, defend and hold harmless each Indemnified Party (in all of their capacities) against all losses, claims, damages, liabilities, fees, expenses, judgments and fines incurred in connection with any claim, suit, action or proceeding, whether civil, criminal, administrative, or investigative (each a “Claim”), and shall provide advancement of expenses to each Indemnified Party to the same extent such Indemnified Party has the right to advancement of expenses (i) as of the date of this Agreement pursuant to the Company Charter Documents or (ii) pursuant to the Contracts listed in Section 5.08 of the Company Disclosure Letter and to the extent that such Indemnified Party does not have such a right to advancement of expenses, the Indemnifying Parties shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim as such expenses are incurred, no later than seven days after receipt of the invoice of such legal or other expenses, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law. The parties agree that the applicable Indemnified Party shall have the right to assume control of the defense of any Claim against such Indemnified Party, with counsel of the Indemnified Party’s choosing. The Indemnifying Parties shall cooperate with the applicable Indemnified Party in such defense and make available to them all witnesses, pertinent records, materials and information in the Indemnifying Parties’ possession or under its control relating thereto. The Indemnifying Parties shall have the right to participate in (but not control) the defense of such Claim, at the Indemnifying Parties’ expense; provided that none of the Indemnified Parties nor any of the Indemnifying Parties shall settle, compromise, discharge or consent to the entry of any judgment with respect to a Claim without the other party’s prior written consent, not to be unreasonably withheld, conditioned or delayed; provided further that the Indemnifying Parties may, without consent of the applicable Indemnified Party, settle, compromise, discharge or consent to the entry of any judgment with respect to a Claim which by its terms obligates the Indemnifying Parties to pay all monetary amounts in connection with such Claim and unconditionally releases the applicable Indemnified Party completely from all liability in connection with such Claim and that does not provide for any finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates.

(c) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) maintain in effect for a period of six (6) years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its

Subsidiaries when compared to the insurance maintained by the Company as of the date hereof), or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement).

(d) The obligations of Parent and the Surviving Corporation under this Section 5.08 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.08 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 5.08 applies shall be third party beneficiaries of this Section 5.08, each of whom may enforce the provisions of this Section 5.08).

(e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.08. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.08 is not prior to, or in substitution for, any such claims under any such policies.

(f) The parties understand and specifically agree that Greenberg Traurig, LLP (“GT”) may withdraw from representing the Surviving Corporation and instead represent the Indemnified Parties, even if the interests of the Indemnified Parties and the interests of the Surviving Corporation are or may be adverse, including in connection with any dispute arising out of or relating to this Agreement or any of the ancillary documents or the transactions contemplated hereby, and even though GT may have represented the Company or any of its Affiliates in a matter substantially related to such dispute, and Parent and Merger Sub hereby consent thereto and waive any conflict of interest arising therefrom. The parties hereby agree that, as to all communications among GT and the Company or any Indemnified Party that relate in any way to the transactions contemplated by this Agreement (the “Transaction Communications”), the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong solely to the Indemnified Parties and shall not pass to or be claimed by Parent or the Surviving Corporation (including the Company as its predecessor in interest), because the interests of Parent and its Affiliates were directly adverse to the Company, the holders of the Company Common Stock and the Indemnified Parties at the time such communications were made. This right to the attorney-client privilege shall exist even if such communications may exist on Surviving Corporation’s computer system or in documents in the Surviving Corporation’s possession. Notwithstanding the foregoing, after the Closing, (i)

Parent and the Surviving Corporation shall have access to and shall have the right to use any Transaction Communications for the purpose of defending Parent, the Surviving Corporation and their respective Affiliates against any claims that may arise in connection with the transactions contemplated by this Agreement or otherwise and (ii) in the event that a dispute arises between Parent, the Surviving Corporation or any of their respective Affiliates, on the one hand, and a Person other than an Indemnified Party, on the other hand, the Surviving Corporation may assert the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege to prevent disclosure to such other Person of any Transaction Communications.

Section 5.09 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 5.09(a)), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all reasonable things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the obtaining of all necessary permits, Consents, and actions or nonactions from Governmental Entities and the making of all necessary Filings (including Filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain Consent from, or to avoid an action or proceeding by, any Governmental Entities, (ii) the obtaining of all necessary Consents from third parties, and (iii) the execution and delivery of any reasonable additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Parent will take all reasonable actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. The Company and Parent shall, subject to applicable Law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company or Parent receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in substantial compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting or teleconference with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement. Neither Parent nor the Company shall commit to or agree (or permit their respective Affiliates to commit to or agree) with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld or delayed).

(b) The parties acknowledge that on June 18, 2014, Parent made its filings under the HSR Act (which were voluntarily withdrawn on July 3, 2014 and re-filed on July 8, 2014) with respect to a potential acquisition of the Company and its Subsidiaries by Merger Sub and on June 24, 2014, the Company made its filings under the HSR Act with respect to such potential acquisition, and on July 22, 2014, the Federal Trade Commission granted termination of the waiting period under the HSR Act. Without limiting the generality of any of the undertakings pursuant to Section 5.09(a), the parties hereto shall (i) respond as promptly as practicable to any request for additional information or documentary material from Governmental Entities with jurisdiction over the Antitrust Laws that may be made under the HSR Act or any other applicable Antitrust Laws and (ii) subject to the terms set forth in Section 5.09(d) hereof, use their reasonable best efforts to take, or cause to be taken, all other actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Entity or expiration of applicable waiting periods.

(c) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the parties shall use their reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(d) Parent and Merger Sub shall be required to take any action required by such party to permit consummation of the transactions contemplated by this Agreement, including consenting to, or offering or agreeing to otherwise take any action, in each case, conditioned on the occurrence of the Closing, with respect to any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries in any manner, and (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries; provided, that neither Parent nor Merger Sub shall be required to take (and the Company and its Subsidiaries shall not take) any such actions if any of them would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent, the Company and their respective Subsidiaries, taken as a whole (assuming the businesses of Parent, the Company and their respective Subsidiaries, taken as a whole, had assets, liabilities, revenues, cash flows and operations the size of those of the Company and its Subsidiaries, taken as a whole).

Section 5.10 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be permitted by Section 5.04 or required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, wherever situated.

Section 5.11 Takeover Statutes. If any Takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger or any other transaction contemplated by this Agreement, then each of the Company, Parent, Merger Sub, and their respective boards of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Takeover Law inapplicable to the foregoing.

Section 5.12 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger, including the shares of Parent Common Stock issuable upon exercise of options to purchase Parent Common Stock, to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 5.13 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of shares of Company Common Stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule or any acquisitions of shares of Parent Common Stock (including derivative securities with respect to such shares) and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Section 5.14 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 5.15 Financing.

(a) Unless, and to the extent, Parent or Merger Sub have sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy their obligations under this Agreement, from and after the execution of this Agreement, Parent and Merger Sub shall use their respective reasonable best efforts to arrange the Financing on the terms and conditions described in the Commitment Letter (including any “market flex” provisions applicable thereto) and shall not permit any amendment or modification to be made to, any replacement of all or any portion of any facilities (or commitments thereof) described in, or any waiver of any provision or remedy under, the Commitment Letter, if such amendment, modification, replacement or waiver (i) reduces the aggregate amount of the Financing

(including by changing the amount of fees to be paid or original issue discount except by operation of the “market flex” provisions) or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of any portion of the Financing in a manner that would or would reasonably be expected to (A) materially delay or prevent the Closing, (B) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (C) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce their rights against other parties to the Commitment Letter or the Definitive Agreements (as defined below), in any material respect, including any right to seek specific performance of the Commitment Letter or the Definitive Agreements. Subject to the limitations set out in the first sentence of this Section 5.15(a), Parent and Merger Sub may amend, supplement, modify or replace the Commitment Letter as in effect at the date of this Agreement (1) to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement, (2) to increase the amount of indebtedness and (3) to replace all or a portion of the facility committed under the Commitment Letter as in effect as of the date of this Agreement with one or more new facilities under such Commitment Letter or under any new commitment letter or facility (any such new commitment or facility, a “Replacement Facility”); provided, that any amendments, modifications or replacements of any Replacement Facility shall be subject to the same limitations that apply to the Commitment Letter as set forth in the first sentence of this Section 5.15(a). For purposes of this Agreement (other than with respect to any representations made by Parent or Merger Sub), (x) the term “Financing” shall be deemed to include the financing contemplated by the Commitment Letter as permitted to be amended, modified or replaced pursuant to this Section 5.15 (including any Replacement Facility, any Alternative Financing (as defined below) and, in the case of Section 5.15(e), any offering of debt or equity securities the proceeds of which are intended to be used to satisfy the obligations under this Agreement), and (y) the term “Commitment Letter” shall be deemed to include the Commitment Letter as may be permitted to be amended, modified or replaced pursuant to this Section 5.15 and any commitment letters with respect to any Replacement Facility and the Alternative Financing and any related fee letters.

(b) Unless, and to the extent, Parent or Merger Sub have sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy their obligations under this Agreement, each of Parent or Merger Sub shall use their reasonable best efforts to (i) maintain in effect the Commitment Letter pursuant to its terms (except for amendments not prohibited by Section 5.15(a)) until the transactions contemplated by this Agreement, including the Merger, are consummated, (ii) negotiate and enter into definitive agreements with respect to the Financing on the terms and conditions (including any “market flex” provisions applicable thereto) contained in the Commitment Letter (“Definitive Agreements”) or on other terms not materially less favorable to Parent and Merger Sub, in the aggregate, than the terms and conditions (including any “market flex” provisions applicable thereto) contained in the Commitment Letter, (iii) satisfy on a timely basis (or obtain the waiver of) all conditions to funding in the Commitment Letter applicable to Parent or Merger Sub that are within its control and consummate the Financing at or prior to the Closing in accordance with the terms and conditions of the Commitment Letter at or prior to the Closing and (iv) enforce their rights under the Commitment Letter in the event of a breach or other failure to fund the Financing required to consummate the transactions contemplated by this Agreement, including the Merger, on the Closing Date by the Financing Sources.

(c) Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company reasonably prompt notice: (i) of any material breach or default by any party to the Commitment Letter or definitive document related to the Financing of which they become aware; (ii) of the receipt of any oral or written notice or other oral or written communication from any Financing Source with respect to any breach, default, termination or repudiation by any party to the Commitment Letter or any definitive document related to the Financing of any provisions of the Commitment Letter or any definitive document related to the Financing and (iii) if for any reason Parent or Merger Sub believe in good faith that they will not be able to obtain all or any portion of the Financing required to consummate the transactions contemplated by this Agreement, including the Merger.

(d) Unless, and to the extent, Parent or Merger Sub have sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy their obligations under this Agreement, in the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent and Merger Sub shall use their respective reasonable best efforts to, as promptly as practicable, arrange alternative debt financing from the same or alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement, including the Merger (the “Alternative Financing”), following the occurrence of such event; provided, however, that Parent shall not be required to obtain financing which includes terms and conditions materially less favorable (taking into account any “market flex” provisions) to Parent and Merger Sub, in each case relative to those in the Financing being replaced.

(e) The Company shall use commercially reasonable efforts, shall cause its Subsidiaries to use commercially reasonable efforts, and shall use commercially reasonable efforts to cause its and their Representatives to provide, at Parent’s cost and expense, on a timely basis in each case, all reasonable cooperation requested by Parent in connection with (x) the arrangement of Financing to be incurred in connection with the transactions contemplated by this Agreement, including the Merger, and (y) Refinancing Transactions, including, in the case of both (x) and (y):

(i) promptly providing the Financing Sources and/or Refinancing Sources and their respective agents with all financial statements, pro forma financial statements and other information regarding the Company and its Subsidiaries required to be delivered pursuant to Exhibit D of the Commitment Letter or is otherwise necessary to satisfy the conditions thereof (the information required to be delivered pursuant to this clause (i) and the letters referred to in clause (ix) below, the “Required Information”);

(ii) promptly providing all other information as may be reasonably requested by Parent, the Financing Sources or Refinancing Sources or their respective agents to prepare customary bank information memoranda, lender presentations, offering memoranda, private placement memoranda (including under Rule 144A under the Securities Act), registration statements and prospectuses under the Securities Act in connection with such Financing and/or Refinancing Transaction;

(iii) participating (including by making members of senior management with appropriate seniority and expertise available to participate) in a reasonable number of meetings, due diligence sessions, presentations, “road shows”, drafting sessions and sessions with the rating agencies in connection with the Financing and Refinancing Transactions;

(iv) reasonably cooperating with the Financing Sources’ and/or Refinancing Sources’ and their respective agents’ due diligence, to the extent not unreasonably interfering with the business of the Company, including access to documentation reasonably requested by Persons in connection with capital markets transactions;

(v) reasonably cooperating with the marketing efforts for any portion of the Financing and Refinancing Transactions;

(vi) reasonably cooperating with Parent’s preparation of bank information memoranda, prospectuses and similar documents, rating agency presentations, road show presentations and written offering materials used to complete such Financing or Refinancing Transaction, to the extent information contained therein relates to the business, financial performance or financial condition of the Company and its Subsidiaries, including reasonable assistance in the preparation of pro forma financial statements by Parent and/or Merger Sub; provided, that it is understood that assumptions underlying the pro forma adjustments to be made are the responsibility of Parent and/or Merger Sub;

(vii) using commercially reasonable efforts to cause its certified independent auditors to provide (A) consent to the inclusion or incorporation in SEC filings and offering memoranda of the Company’s consolidated financial information (with such changes as the Company and its auditors deem necessary or appropriate) and their reports thereon, in each case, to the extent such consent is required by law, regulation or customary market practice in connection with an underwritten offering of securities of Parent, (B) auditors reports and comfort letters with respect to financial information relating to the Company and its Subsidiaries in customary form, (C) reasonable assistance in the preparation of pro forma financial statements by Parent and/or Merger Sub, provided, that it is understood that assumptions underlying the pro forma adjustments to be made are the responsibility of Parent and/or Merger Sub and (D) other documentation to the extent such other documentation is required or customary;

(viii) furnishing all documentation and other information required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001, but in each case, solely as relating to the Company and its Subsidiaries;

(ix) issuing customary letters to the Financing Sources and/or Refinancing Sources authorizing the distribution of information to prospective lenders and making customary representations to the Financing Sources and/or Refinancing Sources that such information does not contain a material misstatement or omission and, if requested, confirming that such information does not contain material non-public information with respect to the Company or its Affiliates or any of its or their respective securities for purposes of any applicable securities Laws;

(x) providing customary certificates, legal opinions or other customary closing documents as may be reasonably requested by Parent and/or Merger Sub or their respective Financing Sources or Refinancing Sources;

(xi) assisting with the pledging of, and the granting and perfection of security interests in, collateral contemplated by the Financing; and

(xii) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness of the Company and its Subsidiaries contemplated by the Commitment Letter to be paid off, discharged and terminated on the Closing Date; provided, that no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument related to the Financing (other than the authorization letters referred to in clause (ix) above) shall be effective until the Closing.

(f) All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 5.15 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub may disclose such information to potential financing sources and to rating agencies during the syndication and marketing of the Financing or Refinancing Transactions subject to customary confidentiality undertakings by such potential financing sources or rating agencies. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing or Refinancing Transactions; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Parent and Merger Sub shall promptly indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all (1) costs and expenses incurred in connection with their cooperation pursuant to this Section 5.15 and (2) Claims asserted by Financing Sources or Refinancing Sources in connection with the arrangement of the Financing or Refinancing Transactions and any information used in connection therewith (other than information relating to the Company or its Subsidiaries provided to Parent in writing on or behalf of the Company, its Subsidiaries or its and their Representatives) except in the event such Claim arose out of or result from the willful misconduct, gross negligence, fraud, or intentional misrepresentation of the Company, its Subsidiaries or any of their respective Representatives; the foregoing indemnification shall survive termination of this Agreement.

(g) Notwithstanding the obligations of the Company under Section 5.15(e), neither the obtaining of the Financing, any Alternative Financing or Refinancing Transaction, nor the completion of any issuance of securities contemplated by the Financing, is a condition to the Closing. For the avoidance of doubt, if the Company has made commercially reasonable efforts to provide the cooperation, documents and information contemplated by Section 5.15(e) and Section 5.16, the Company’s failure to provide all items contemplated thereby shall not affect its rights or privileges under this Agreement (or be construed as a waiver of any such rights or privileges), including the Company’s right to specific enforcement set forth in Section 8.13.

Section 5.16 Treatment of Existing Debt. In furtherance of the Company’s obligations pursuant to Section 5.15:

(a) The Company shall deliver to Parent a copy of a payoff letter in form and substance reasonably satisfactory to Parent, specifying the aggregate amount required to be paid to fully satisfy all obligations (including principal, interest fees, breakage costs, expenses and other amounts payable under the Existing Credit Agreement) that will be outstanding as of the Closing under the Existing Credit Agreement and providing for the release, simultaneous with the Closing, of all Liens and other security over the properties and assets of the Company and its Subsidiaries securing all such obligations.

(b) The Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to promptly commence at Parent’s expense, after the receipt of a written request from Parent to do so, tender offers to purchase, and any related consent solicitations with respect to, the Existing Senior Notes on such terms and conditions as specified by Parent and in compliance with all applicable terms and conditions of the Existing Indenture (collectively, the “Debt Offers”); provided that (i) the provisions of Section 5.16(e) and Section 5.16(f) shall have been satisfied, and shall continue to be satisfied, in all respects, (ii) Parent shall have provided the Company with drafts of the offer to purchase, related letter of transmittal and other related documents (collectively, the “Offer Documents”) and (iii) the closing of the Debt Offers shall be conditioned on the Closing and shall otherwise comply with all applicable Laws and SEC rules and regulations. The terms and conditions specified by Parent for the Debt Offers shall be only such terms and conditions as are customarily included in offers to purchase debt securities similar to the Existing Senior Notes and in similar situations and shall otherwise be in compliance with all applicable Laws and the terms and conditions of the Existing Indenture. Nothing in this Section 5.16 or in any other provision of this Agreement shall require the Company or any of its Affiliates to purchase, or accept for purchase, any Existing Senior Notes tendered or otherwise submitted for payment prior to the Effective Time. Parent and Merger Sub shall, and shall cause their respective Subsidiaries to, and shall use their respective reasonable best efforts to cause their respective representatives to, provide cooperation reasonably requested by the Company in connection with the Debt Offers.

(c) Subject to Section 5.16(e) and Section 5.16(f), if requested by Parent in writing, in lieu of commencing a Debt Offer for the Existing Senior Notes (or in addition thereto) pursuant to Section 5.16(b), the Company shall to the extent permitted by the Existing Indenture use its commercially reasonable efforts to (i) issue a notice of optional redemption (the “Redemption Notice”) for all of the outstanding principal amount of the Existing Senior Notes pursuant to the requisite provisions of the Existing Indenture or (ii) take actions reasonably requested by Parent that are reasonably necessary for the satisfaction, discharge and/or defeasance of the Existing Senior Notes pursuant to the applicable provisions of the Existing Indenture, and shall redeem or satisfy, discharge and/or defease, as applicable, such Existing Senior Notes at the Closing in accordance with the terms of the Existing Indenture (the “Debt Redemption”); provided that to the extent that any action described in clause (i) or (ii) can be conditioned on the occurrence of the Closing, it will be so conditioned, and, prior to the Company being required to take any of the actions described in clause (i) or (ii) above, Parent shall deposit with the trustee under the Existing Indenture cash or cash equivalents sufficient to effect such redemption, satisfaction, discharge and/or defeasance (and in the event of any loss with respect to the funds deposited with the trustee Parent shall deposit additional funds sufficient to satisfy such redemption, satisfaction, discharge and/or defeasance, as applicable). Parent and Merger Sub shall, and shall use their respective reasonable best efforts to cause their respective representatives to, provide cooperation reasonably requested by the Company in connection with the Debt Redemption.

(d) In the event that the Company commences a Debt Offer, the Company covenants and agrees that, promptly following any related consent solicitation expiration date, assuming the requisite consents are received, each of the Company and its applicable Subsidiaries as is necessary shall (and shall use their commercially reasonable efforts to cause the trustee under the Existing Indenture to) execute a supplemental indenture to the Existing Indenture, which shall implement the amendments described in the Offer Documents, subject to the terms and conditions of this Agreement (including the conditions to the Debt Offers); provided, however, that in no event shall the Company, any of its Subsidiaries or any of their respective officers, directors or other representatives, have any obligation to authorize, adopt or execute any supplemental indenture or other agreement that would become effective prior to the Closing. Concurrently with the Closing, Parent shall cause the Surviving Corporation to accept for payment and thereafter promptly pay for, any Existing Senior Notes that have been validly tendered pursuant to and in accordance with the Debt Offers and not properly withdrawn using funds provided by Parent.

(e) Parent shall prepare all necessary and appropriate documentation in connection with any Debt Offers and Debt Redemptions, including the Offer Documents and the Redemption Notice, as applicable. The Company shall, and shall use its commercially reasonable efforts to cause its Representatives to, provide cooperation reasonably requested by the Company in the preparation of any Offer Documents and Redemption Notices. The Company shall, to the extent requested, keep Parent reasonably informed regarding the status, results and timing of the Debt Offers. The Offer Documents (including all amendments or supplements thereto) and all mailings to the holders of the Existing Senior Notes in connection with any Debt Offers and Debt Redemptions shall be subject to the prior review of, and comment by, the Company and its legal counsel, and shall be reasonably acceptable to them. If, at any time prior to the completion of the Debt Offers, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company or its Subsidiaries to the holders of the Existing Senior Notes. Notwithstanding anything to the contrary in this Section 5.16(e), the Company shall, and shall cause its Subsidiaries to, comply with the requirements of Rule 14e-1 under the Exchange Act and any other Law to the extent applicable in connection with the Debt Offers and such compliance will not be deemed a breach hereof.

(f) In connection with any Debt Offer and any Debt Redemption, Parent may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith and the Company shall, and shall cause its Subsidiaries to, enter into customary agreements with such parties so selected; provided that neither the Company nor any of its Subsidiaries shall be required to indemnify, defend or hold harmless, or pay the fees or reimburse the costs and expenses of, any such party, which indemnification, fee and reimbursement obligations shall be borne by Parent pursuant to separate agreements with such parties to which neither the Company nor any of its Subsidiaries shall be a party or have any obligations under. Parent shall reimburse the Company and its Subsidiaries for all of their reasonable costs and expenses incurred in connection with any Debt Offers or any Debt Redemptions promptly following the incurrence thereof. Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and each of their respective Affiliates from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (excluding, to the extent previously reimbursed, the costs and expenses referred to in the immediately preceding sentence) suffered or incurred by any such Person, or to which any such Person may become subject, that arise out of, or is in any way in connection with, the Debt Offers, Debt Redemption, or any actions taken or not taken by the Company, or taken at the request of Parent, pursuant to this Section 5.16 or the transactions contemplated hereby.

ARTICLE VI

CONDITIONS

Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. This Agreement will have been duly adopted by the Requisite Company Vote.

(b) NYSE Listing. The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall be in effect, and no proceedings for that purpose shall be pending or threatened by the SEC.

(d) No Injunctions, Restraints or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced or entered any Laws or Orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent and Merger Sub on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially” used with respect to the Company (each, a “Company Materiality Qualifier”)) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, provided, that the representations and warranties of Company set forth in (i) clauses (a) and (f) of Section 3.03 and clause (b)(i) of Section 3.05, shall be true and correct in all respects (without giving effect to any Company Materiality Qualifier), when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date) and (ii) Section 3.02 shall be true and correct in all but de minimis respects (without giving effect to any Company Materiality Qualifier), when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b) Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required, under this Agreement, to be performed by or complied with by it at or prior to the Closing Date.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, occurrence, fact, condition, change or effect that would reasonably be expected to have, individually or in the aggregate with all other events, occurrences, facts, conditions, changes and effects, a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(c) hereof.

(e) Consents, Licenses and Filings. All Consents, licenses and Filings set forth on Section 6.02(e) of the Parent Disclosure Letter shall have been obtained and made and shall be in full force and effect; provided, however, that in the event that any such Consents, licenses or Filings have not been obtained or made on or prior to February 28, 2015, the condition in this Section 6.02(e) shall be deemed satisfied on February 28, 2015.

Section 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Parent Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially” used with respect to Parent (each, a “Parent Materiality Qualifier”)) when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, provided, that the representations and warranties of Parent set forth in (i) clause (a) of Section 4.03 and clause (a) of Section 4.05, shall be true and correct in all respects (without giving effect to any Parent Materiality Qualifier), when made and as of immediately prior to the Effective Time, as if made at and as of such time and (ii) Section 4.02 shall be true and correct in all but de minimis respects (without giving effect to any Parent Materiality Qualifier), when made and as of immediately prior to the Effective Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b) Performance of Covenants. Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required, under this Agreement, to be performed by or complied with by them at or prior to the Closing Date.

(c) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect or any event, occurrence, fact, condition, change or effect that would reasonably be expected to have, individually or in the aggregate with all other events, occurrences, facts, conditions, changes and effects, a Parent Material Adverse Effect.

(d) Officer’s Certificate. The Company will have received a certificate, signed by the chief executive officer or chief financial officer of Parent, certifying as to the matters set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(c).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company) by mutual written consent of Parent, Merger Sub and the Company.

Section 7.02 Termination By Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) if the Merger has not been consummated on or before March 31, 2015 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the direct cause of, or directly resulted in, the failure of the Merger to be consummated on or before the End Date;

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the direct cause of, or directly resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order; or

(c) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (as it may be adjourned or postponed) and the Requisite Company Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof).

Section 7.03 Termination By Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) if (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iii) the Company Board fails to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation within ten (10) Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company or the Person making such Takeover Proposal, or (iv) the Company or the Company Board (or any committee thereof) shall publicly announce its intentions to do any of actions specified in this Section 7.03(a); or

(b) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements (as limited by Section 5.15(g)) such that the conditions to the Closing of the Merger set forth in Section 6.02(a) or Section 6.02(b), as applicable, would not be satisfied and, in either such case, such breach or failure to perform is incapable of being cured by the End Date; provided, that Parent shall have given the Company at least 30 days’ written notice prior to such termination stating Parent’s intention to terminate this Agreement pursuant to this Section 7.03(b).

Section 7.04 Termination By the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding, in the case of Section 7.04(b), any approval of this Agreement by the stockholders of the Company):

(a) if prior to the receipt of the Requisite Company Vote at the Company Stockholders Meeting, the Company Board authorizes the Company, in full compliance with the terms of this Agreement, including Section 5.04(b) hereof, to enter into a written definitive agreement with respect to a Superior Proposal and the Company concurrently pays the Termination Fee pursuant to Section 7.06(c); or

(b) if Parent or Merger Sub breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.03(a) or Section 6.03(b), as applicable, would not be satisfied and, in either such case, such breach or failure to perform is incapable of being cured by the End Date; provided, that the Company shall have given Parent at least 30 days’ written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 7.04(b).

Section 7.05 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article VII (other than pursuant to Section 7.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with Section 7.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this Article VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or Representative of such party) to any other party hereto, except (i) with respect to Section 5.03(d), this Section 7.05, Section 7.06 and Article VIII (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect and (ii) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

Section 7.06 Fees and Expenses Following Termination.

(a) If (i) this Agreement is, or, at the time of termination, could have been, terminated pursuant to Section 7.02(a), Section 7.02(c) or Section 7.03(b), (ii) a Takeover Proposal is publicly disclosed or made known to the Company Board prior to the event that gave rise to such termination or right to terminate and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement relating to any transaction included within the definition of a Takeover Proposal or any such transaction is consummated, the Company shall pay to Parent (by wire transfer of immediately available funds) the Termination Fee upon consummation of such transaction; provided, that solely for the purposes of this Section 7.06(a), the term “Takeover Proposal” shall have the meaning ascribed thereto in Section 8.01, except that all references to “20%” shall be changed to “50%”.

(b) If this Agreement is, or, at the time of termination, could have been, terminated by Parent pursuant to Section 7.03(a) and the condition in Section 6.03(c) would have been satisfied at the time of the occurrence of the event giving rise to the right of termination pursuant to Section 7.03(a), then the Company shall pay the Termination Fee to Parent (by wire transfer of immediately available funds) no later than the second (2nd) Business Day immediately following the date of termination.

(c) If this Agreement is terminated by the Company pursuant to Section 7.04(a), the Company shall pay the Termination Fee to Parent (by wire transfer of immediately available funds) upon (and as a condition to the effectiveness of) such termination.

(d) The Company acknowledges and hereby agrees that the provisions of this Section 7.06 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Parent and Merger Sub would not have entered into this Agreement. If the Company shall fail to pay in a timely manner the amounts due pursuant to this Section 7.06, and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company, the Company shall pay Parent its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 7.06 at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year. Parent and Merger Sub acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee becomes payable and is paid pursuant to this Section 7.06, the Termination Fee shall be the sole and exclusive remedy for monetary damages under this Agreement.

(e) Except as expressly set forth in Section 5.08 and this Section 7.06, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses.

Section 7.07 Amendment. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Company Vote, by written agreement signed by each of the parties hereto; provided, however, that following the receipt of the Requisite Company Vote, there shall be no amendment or supplement to the provisions of this Agreement which by Law or in accordance with the rules of any relevant self-regulatory organization would require further approval by the holders of Company Common Stock without such approval; and provided further that no amendment, modification or supplement shall be made to this Agreement that would adversely affect the rights of the Financing Sources as set forth in this Section 7.07, Section 8.04, Section 8.05(b), Section 8.06, Section 8.09 and Section 8.17 without the consent of the Financing Sources.

Section 7.08 Extension; Waiver. At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party(ies), (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“2004 Equity Incentive Plan” means the Company’s 2004 Equity Incentive Plan, as amended and restated as of March 16, 2011, and as further amended by Amendment Nos. 1 and 2 thereto.

“Acceptable Confidentiality Agreement” means a confidentiality, non-solicitation and standstill agreement that contains confidentiality, non-solicitation and standstill provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement; provided, that such confidentiality agreement shall not be required to restrict the submission of a Takeover Proposal to the Company Board on a confidential basis and shall not contain any provisions that would prevent the Company from complying with its obligation to provide the required disclosure to Parent pursuant to Section 5.04(c).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Financing” has the meaning set forth in Section 5.15(d).

“Antitrust Laws” has the meaning set forth in Section 3.03(c).

“Blackout Period” has the meaning set forth in Section 2.08(c).

“Book-Entry Shares” has the meaning set forth in Section 2.02(a).

“Business Day” means any day, other than Saturday, Sunday or any day on which banking institutions located in New York, New York are authorized or required by Law or other governmental action to close.

“Cash Consideration” has the meaning set forth in Section 2.01(b).

“Certificate” has the meaning set forth in Section 2.01(c).

“Certificate of Merger” has the meaning set forth in Section 1.03.

“Charter Documents” has the meaning set forth in Section 3.01(b).

“CIA” means a corporate integrity agreement required by the Office of Inspector General of the United States Department of Health and Human Services or similar agreement or consent agreement or Order of or with any Governmental Entity.

“Citigroup” has the meaning set forth in Section 4.07.

“Claim” has the meaning set forth in Section 5.08(b).

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et seq. of ERISA.

“Code” has the meaning set forth in Section 2.06.

“Commitment Letter” has the meaning set forth in Section 4.07.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” has the meaning set forth in Section 5.07(e).

“Company Acquisition Agreement” has the meaning set forth in Section 5.04(a).

“Company Adverse Recommendation Change” has the meaning set forth in Section 5.04(a).

“Company Balance Sheet” means the audited balance sheet of the Company dated as of December 31, 2013 contained in the Company SEC Documents filed prior to the date hereof.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 3.03(d).

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Continuing Employees” has the meaning set forth in Section 5.07(a).

“Company Disclosure Letter” has the meaning set forth in the introductory language in Article III.

“Company Employee” has the meaning set forth in Section 3.06(b).

“Company Employee Plans” has the meaning set forth in Section 3.11(a).

“Company Equity Award” means a Company Stock Option, a Company Restricted Share Award, a Performance Cash Award, an option under the Company ESPP or a DSU, as the case may be.

“Company ERISA Affiliate” means, with respect to any Person, any other Person that, together with such first Person, would be treated as a single employer within the meaning of Section 414(b) or (c) of the Code.

“Company ESPP” has the meaning set forth in Section 2.08(e).

“Company Financial Advisors” has the meaning set forth in Section 3.10.

“Company IP” has the meaning set forth in Section 3.07(b).

“Company IP Agreements” means all licenses, sublicenses, and other Contracts, including the right to receive royalties or any other consideration, whether written or oral, relating to material Intellectual Property and to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries is a licensor or licensee.

“Company Material Adverse Effect” means any event, occurrence, fact, condition, change or effect, taken as a whole, that is materially adverse to (i) the business, assets, liabilities, operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated hereby; provided, however, that, with regard to clause (i), Company Material Adverse Effect shall not include the impact of any event, occurrence, fact, condition, change or effect arising out of, relating to or resulting from: (a) general economic, business, political, or regulatory conditions; (b) any changes or developments in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (c) the negotiation, execution, delivery, performance, announcement, pendency or completion of the transactions contemplated by this Agreement, including any litigation, action, proceeding, claim, investigation or challenge related thereto or any losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company resulting from (other than when used in Section 3.03 and Section 6.02(a) (in so far as it refers to Section 3.03)); (d) the identity of Parent or any of its Affiliates as the acquirer of the Company or any facts or circumstances concerning Parent or any of its Affiliates; (e) any acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (f) any changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate; (g) any matter disclosed on the Company Disclosure Letter; (h) any changes in applicable Laws or accounting rules or principles (including GAAP) or the enforcement, implementation or interpretation thereof; (i) any failure by the Company to meet any internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of the Company Common Stock (provided, that the underlying causes of such failures or decline (subject to the other provisions of this definition) shall not be excluded); (j) any action taken (or omitted to be taken) with the written consent of or at the written request of Parent; or (k) any natural or man-made disasters or acts of God, except in the case of clauses (a), (b), (e), (f), (h), or (k), to the extent that any such event, occurrence, fact, condition, change or effect has a material and disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others operating in the industries in which the Company and any of its Subsidiaries operate.

“Company Material Contract” has the meaning set forth in Section 3.14(a).

“Company Materiality Qualifier” has the meaning set forth in Section 6.02(a).

“Company-Owned IP” means all Intellectual Property owned or purported to be owned by the Company.

“Company Preferred Stock” has the meaning set forth in Section 3.02(a).

“Company Proxy Statement” has the meaning set forth in Section 3.16.

“Company Restricted Share Award” has the meaning set forth in Section 2.01(e).

“Company SEC Documents” has the meaning set forth in Section 3.04(a).

“Company Securities” has the meaning set forth in Section 3.02(b).

“Company Stock Option” has the meaning set forth in Section 2.08(a).

“Company Stock Plans” has the meaning set forth in Section 3.02(b).

“Company Stockholders Meeting” means the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement.

“Company Subsidiary Securities” has the meaning set forth in Section 3.02(d).

“Company Voting Debt” has the meaning set forth in Section 3.02(c).

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which it was made, not misleading, (ii) such Required Information is compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-09, Rule 3-10 and Rule 3-16 and Item 402(b) of Regulation S-K) for offerings of debt securities on a registration statement on Form S-3 (other than provisions for which compliance is not customary in a Rule 144A offering of high-yield debt securities unless the Financing includes any securities proposed to be offered and sold in a registered offering), (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information, (iv) any interim quarterly financial statements included in such Required Information have been reviewed by the Company’s independent auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722, (v) the Company’s auditors have delivered drafts of customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the offering documents, and such auditors have confirmed they are prepared to issue any such comfort letters upon pricing throughout the Marketing Period and (vi) the financial statements and other financial information (excluding information required by Regulation S-X Rule 3-09, Rule 3-10 and Rule 3-16 and Item 402(b) of Regulation S-K) included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement on Form S-3 (other than provisions for which compliance is not customary in a Rule 144A offering of high-yield debt securities unless the Financing includes any securities proposed to be offered and sold in a registered offering) using such financial statements and financial information to be declared effective by the SEC throughout and on each day during the Marketing Period and (B) the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the offering documents, in order to consummate any offering of debt securities on any day of the Marketing Period, subject to the completion by such accountants of customary procedures relating thereto.

“Confidentiality Agreement” has the meaning set forth in Section 5.03(d).

“Consent” has the meaning set forth in Section 3.03(b).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, Leases or other binding instruments or binding commitments, whether written or oral.

“Debt Offers” has the meaning set forth in Section 5.16(b).

“Debt Redemption” has the meaning set forth in Section 5.16(c).

“Definitive Agreements” has the meaning set forth in Section 5.15(b).

“DGCL” has the meaning set forth in Section 1.01.

“Dissenting Shares” has the meaning set forth in Section 2.03.

“DSU” means a deferred share unit granted pursuant to the Stock & Deferred Compensation Plan.

“Effective Time” has the meaning set forth in Section 1.03.

“End Date” has the meaning set forth in Section 7.02(a).

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Substances. The term “Environmental Law” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” has the meaning set forth in Section 3.03(c).

“Exchange Agent” has the meaning set forth in Section 2.02(a).

“Existing Credit Agreement” means that certain Credit Agreement dated as of October 18, 2013, among the Company, the other lenders from time to time party thereto and Barclays Bank PLC, as administrative agent, swing line lender and L/C issuer, as amended, supplemented, modified, replaced or refinanced from time to time.

“Existing Indenture” means that certain Indenture governing the 11.5% Senior Notes due 2018 and dated as of August 17, 2010, among the Company, the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, as amended, supplemented, modified, replaced or refinanced from time to time.

“Existing Senior Notes” means the 11.5% Senior Notes issued by the Company under the Existing Indenture.

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing, mailing and making available of the Company Proxy Statement, the filing of any required notices under the HSR Act or Foreign Antitrust Laws, or in connection with other regulatory approvals, and all other matters related to the Merger and other transactions contemplated by this Agreement.

“Filing” has the meaning set forth in Section 3.03(c).

“Financing” has the meaning set forth in Section 4.07.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated by this Agreement, including the Merger, together with their Affiliates, and including the parties to the Commitment Letter and any related joinder agreements, credit agreements or indentures (including the definitive agreements relating thereto), any underwriters, placement agents or initial purchasers in connection with the Financing and their respective successors and assigns, together with their respective Affiliates, and their respective Affiliates’ Representatives and agents and their respective successors and assigns; provided that none of Parent or Merger Sub or any of their respective Affiliates shall be deemed to be “Financing Sources”.

“Foreign Antitrust Laws” has the meaning set forth in Section 3.03(c).

“Form S-4” has the meaning set forth in Section 5.05(a).

“GAAP” has the meaning set forth in Section 3.02(b).

“Governmental Entity” has the meaning set forth in Section 3.03(c).

“Government Reimbursement Program” means the Medicare or Medicaid Program, the federal TRICARE program, and any other, similar or successor federal, state or local healthcare payment programs with or sponsored by any Governmental Entity.

“GT” has the meaning set forth in Section 5.08(f).

“Hazardous Substance” shall mean (a) any hazardous material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, for which liability or standards of care or a requirement for investigation or remediation are imposed under, or that are otherwise subject to, Environmental Law, and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos or asbestos-containing materials in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“HSR Act” has the meaning set forth in Section 3.03(c).

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such Person incurred in the ordinary course of business consistent with past practice), (iv) all lease obligations of such Person capitalized on the books and records of such Person, (v) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (vi) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (vii) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon, and (viii) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person other than a wholly-owned subsidiary of such Person.

“Indemnified Party” has the meaning set forth in Section 5.08(a).

“Indemnifying Parties” has the meaning set forth in Section 5.08(b).

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights (“Patents”); (c) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights (“Copyrights”); (d) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin, and all registrations, applications and renewals for any of the foregoing, together with all goodwill associated with the foregoing (“Trademarks”); (e) trade secrets and business, technical and know-how information, databases, data collections and other confidential and proprietary information and all rights therein (“Trade Secrets”); (f) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation (“Software”); and (g) Internet domain names and domain name registrations.

“International Employee Plan” has the meaning set forth in Section 3.11(n).

“Intervening Event” means an event not involving any Takeover Proposal, unknown to the Company Board as of the date hereof, which becomes known prior to the receipt of the Requisite Company Vote and which causes the Company Board to conclude in good faith that its failure to effect a Company Adverse Recommendation Change could be reasonably likely to result in a breach of its fiduciary duties to the Company stockholders under applicable Law.

“In-the-Money Option” has the meaning set forth in Section 2.08(a),

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, when used with respect to the Company, the actual knowledge of the individuals set forth on Section 8.01 of the Company Disclosure Letter, without inquiry.

“Laws” means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements, criteria, policy or guideline enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.

“Lease” shall mean all leases, subleases, licenses and other agreements under which the Company or any of its Subsidiaries leases, uses or occupies, or has the right to use or occupy, any real property.

“Leased Real Estate” shall mean all real property that the Company or any of its Subsidiaries leases, subleases or otherwise uses or occupies, or has the right to use or occupy, pursuant to a Lease.

“Legal Action” has the meaning set forth in Section 3.09.

“Liability” shall mean any liability, Indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever.

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date of this Agreement throughout which:

(i) Parent shall have received from the Company all of the Required Information that the Company is required to provide pursuant to Section 5.15(e) and such Required Information is Compliant; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information and such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with this clause (i) unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant and, within two (2) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or is not Compliant); and

(ii) the conditions set forth in Section 6.01 and Section 6.02 (other than the conditions described in Section 6.01(a) and Section 6.02(e)) shall be satisfied or waived (other than those conditions that by their nature can only be satisfied on the Closing, but subject to the satisfaction, to the extent permitted hereunder, waiver of all such conditions) and nothing shall have occurred and no condition shall exist that would cause any of such conditions to fail to be satisfied assuming that the Closing Date were to be scheduled for any time during such twenty (20) consecutive Business Day period.

Notwithstanding anything to the contrary in this definition, the Marketing Period shall not commence and shall be deemed not to have commenced (A) prior to the mailing of the Company Proxy Statement to the stockholders of the Company or (B) if on or prior to the completion of such twenty (20) consecutive Business Day period, (1) the Company has publicly announced its intention to, or determines that it must, restate any material historical financial statements or material financial information included in the Required Information or any such restatement is under consideration, in which case, the Marketing Period shall not commence unless and until such restatement has been completed, the applicable Required Information has been amended and updated, and the requirements in clauses (i) and (ii) above would be satisfied throughout and on the last day of such new twenty (20) consecutive Business Day period, (2) any Required Information would not be Compliant at any time during such twenty (20) consecutive Business Day period (it being understood that if any Required Information provided at the initiation of the Marketing Period ceases to be Compliant during such twenty (20) consecutive Business Day period, then the Marketing Period shall be deemed not to have commenced), or (3) the Company shall have failed to file any report with the SEC by the date required under the Exchange Act containing any financial information that would be required to be contained in the Required Information or incorporated therein by reference unless and until all such reports have been filed, the applicable Required Information has been amended and updated, and the requirements in clauses (i) and (ii) above would be satisfied throughout and on the last day of such new twenty (20) consecutive Business Day period; provided, that such Marketing Period shall either end prior to December 20, 2014 or commence on or after January 5, 2015 and shall exclude November 28, 2014; provided, further, that the Marketing Period shall end on any earlier date on which the full amount of the Financing is funded.

“Medicaid” or “Medicaid Program” means the healthcare program established under Title XIX of the Social Security Act, which provides healthcare insurance for low income individuals.

“Medicare or Medicare Program” means the healthcare program established under Title XVIII of the Social Security Act, which provides health insurance for individuals 65 and over, individuals with end stage renal disease and certain disabled individuals.

“Merger” has the meaning set forth in Section 1.01.

“Merger Consideration” has the meaning set forth in Section 2.01(b).

“Merger Sub” has the meaning set forth in the Preamble.

“Nasdaq” has the meaning set forth in Section 3.02(b).

“New Parent Options” has the meaning set forth in Section 2.08(b).

“NYSE” has the meaning set forth in Section 2.01(b).

“Offer Documents” has the meaning set forth in Section 5.16(b).

“Option Exchange Ratio” has the meaning set forth in Section 2.08(b).

“Order” has the meaning set forth in Section 3.09.

“Out-of-the-Money Option” has the meaning set forth in Section 2.08(b).

“Owned Real Estate” shall mean any real estate owned in fee by Company or any of its Subsidiaries, together with all buildings, structures, fixtures and improvements thereon and all of the Company’s and its Subsidiaries’ rights thereto, including all easements, rights of way and appurtenances relating thereto.

“Parent” has the meaning set forth in the Preamble.

“Parent 401(k) Plan” has the meaning set forth in Section 5.07(e).

“Parent Balance Sheet” means the audited balance sheet of Parent dated as of December 31, 2013 contained in the Parent SEC Documents filed prior to the date hereof.

“Parent Benefit Plans” has the meaning set forth in Section 5.07(b).

“Parent Board” has the meaning set forth in Section 2.01(e).

“Parent Closing Price” has the meaning set forth in Section 2.05.

“Parent Common Stock” means the common stock, par value $0.25 per share, of Parent.

“Parent Disclosure Letter” has the meaning set forth in the introductory language in Article IV.

“Parent Equity Award” means any equity award issued under the Parent Stock Plans.

“Parent Material Adverse Effect” means any event, occurrence, fact, condition, change or effect, taken as a whole, that is materially adverse to (i) the business, assets, liabilities, operations or financial condition of Parent and its Subsidiaries, taken as a whole, or (ii) the ability of Parent or Merger Sub to consummate the transactions contemplated hereby; provided, however, that, with regard to clause (i), Parent Material Adverse Effect shall not include the impact of any event, occurrence, fact, condition, change or effect arising out of, relating to or resulting from: (a) general economic, business, political, or regulatory conditions; (b) any changes or developments in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (c) the negotiation, execution, delivery, performance, announcement, pendency or completion of the transactions contemplated by this Agreement, including any litigation, action, proceeding, claim, investigation or challenge related thereto or any losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with Parent resulting from (other than when used in Section 4.03 and Section 6.03(a) (in so far as it refers to Section 4.03)); (d) the identity of the Company or any of its Affiliates as an acquisition of Parent or any facts or circumstances concerning the Company or any of its Affiliates; (e) any acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (f) any changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate; (g) any matter disclosed on the Parent Disclosure Letter; (h) any changes in applicable Laws or GAAP or the enforcement, implementation or interpretation thereof; (i) any failure by Parent to meet any internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of the Parent Common Stock (provided, that the underlying causes of such failures or decline (subject to the other provisions of this definition) shall not be excluded); (j) any action taken (or omitted to be taken) with the written consent of or at the written request of the Company; or (k) any natural or man-made disasters or acts of God, except in the case of clauses (a), (b), (e), (f), (h), or (k), to the extent that any such event, occurrence, fact, condition, change or effect has a material and disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to others operating in the industries in which Parent and any of its Subsidiaries operate.

“Parent Materiality Qualifier” has the meaning set forth in Section 6.03(a).

“Parent PCA Cash Award” has the meaning set forth in Section 2.08(d).

“Parent Performance Unit” means the right to receive a share of Parent Common Stock upon the achievement of specified performance goals.

“Parent Preferred Stock” has the meaning set forth in Section 4.02(a).

“Parent Restricted Cash Award” has the meaning set forth in Section 2.01(e).

“Parent Restricted Share Award” has the meaning set forth in Section 2.01(e).

“Parent SEC Documents” has the meaning set forth in Section 4.04(a).

“Parent Securities” has the meaning set forth in Section 4.02(b).

“Parent Stock Options” has the meaning set forth in Section 4.02(b).

“Parent Stock Plans” has the meaning set forth in Section 4.02(b).

“Parent Voting Debt” has the meaning set forth in Section 4.02(c).

“Payment Fund” has the meaning set forth in Section 2.02(a).

“Performance Cash Award” has the meaning set forth in Section 2.08(d).

“Permits” has the meaning set forth in Section 3.08(b).

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided, appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided, appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (f) Liens arising under workers’ compensation and (g) any other Liens that, in the aggregate, do not materially impair the value or the continued use and operation of the assets or properties to which they relate.

“Policies” has the meaning set forth in Section 3.15.

“Provider Agreements” means all participation, provider and reimbursement agreements for the benefit of the Company or any of its Subsidiaries relating to any right to payment or other claim arising out of or in connection with the Company or any of its Subsidiaries’ participation in any Third Party Payor Program.

“Real Estate” means the Owned Real Estate and the Leased Real Estate.

“Redemption Notice” has the meaning set forth in Section 5.16(c).

“Refinancing Sources” means any entities that have committed to provide or otherwise entered into agreements in connection with any Refinancing Transactions.

“Refinancing Transaction” means any financing effected in connection with refinancing existing Indebtedness of Parent (including accrued but unpaid interest, penalties and fees) upon its stated maturity, default (which would give rise to any right of termination, amendment, acceleration or cancellation) or mandatory redemption or offer to purchase.

“Replacement Facility” has the meaning set forth in Section 5.15(a).

“Representatives” has the meaning set forth in Section 5.04(a).

“Required Information” has the meaning set forth in Section 5.15(e)(i).

“Requisite Company Vote” has the meaning set forth in Section 3.03(a).

“Rights Agreement” has the meaning set forth in Section 3.02(a).

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.04(d).

“SEC” has the meaning set forth in Article III.

“Securities Act” has the meaning set forth in Section 3.03(c).

“Stock & Deferred Compensation Plan” means the Company’s Stock & Deferred Compensation Plan for Non-employee Directors, as amended and restated as of December 31, 2007, and as further amended by Amendment Nos. 1, 2 and 3 thereto.

“Stock Consideration” has the meaning set forth in Section 2.01(b).

“Stockholder Parties” has the meaning set forth in the Recitals.

“Subsidiary” means, when used with respect to any party, any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Superior Proposal” means a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of all or substantially all of the Company’s consolidated assets or a majority of the outstanding Company Common Stock, that the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, is more favorable from a financial point of view to the holders of Company’s stockholders than the transactions contemplated by this Agreement, taking into account all of the terms and conditions and prospects for completion of such Takeover Proposal and of this Agreement (including any proposal by Parent made in accordance with Section 5.04(d) to amend the terms of this Agreement).

“Surviving Corporation” has the meaning set forth in Section 1.01.

“Takeover Law” means any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law.

“Takeover Proposal” means a proposal or offer by any Person (other than Parent and its Subsidiaries, including Merger Sub) relating to any (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to twenty percent (20%) or more of the fair market value of the Company’s consolidated assets, (b) direct or indirect acquisition of twenty percent (20%) or more of the voting equity interests of the Company, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) twenty percent (20%) or more of the voting equity interests of the Company or (d) merger, consolidation, other business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person would own twenty percent (20%) or more of the consolidated assets, net revenues or net income of the Company, taken as a whole.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be provided or filed by a taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Communications” has the meaning set forth in Section 5.08(f).

“Terminated Holder” has the meaning set forth in Section 2.08(c).

“Termination Fee” means $32,500,000.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates.

“Third Party Payor Programs” means all healthcare plans or healthcare reimbursement programs in which a Third Party other than the patient is responsible for payment in which the Company participates with regard to a healthcare or hospice service owned, operated or managed by the Company or any of its Subsidiaries, including Government Reimbursement Programs, TRICARE program, Blue Cross and/or Blue Shield plans, managed care plans, other private insurance plans and health plans established pursuant to ERISA.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“TRICARE” means the health insurance program administered by the Department of Defense for members of the military and military retirees, and their families.

“Voting Agreement” has the meaning set forth in the Recitals.

Section 8.02 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit or Schedule, such reference shall be to a Section of, Exhibit to or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” A reference in this Agreement to $ or dollars is to U.S. dollars. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.03 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.03 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 8.04 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

Section 8.05 Submission to Jurisdiction.

(a) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Chancery Court of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any federal court sitting in the State of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.07 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.05, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b) Notwithstanding anything in this Agreement to the contrary, each of the parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including the Merger and the Financing, including to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York in the Borough of Manhattan (and appellate courts thereof). The parties further agree that all of the provisions of Section 8.06 relating to the waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third party-claim referenced in this Section 8.05(b).

Section 8.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE

EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.06.

Section 8.07 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.07):

If to Parent or Merger Sub, to:	Kindred Healthcare, Inc. 680 South Fourth Street Louisville, KY 40202 Facsimile: (866) 866-3426 Attention: Joseph L. Landenwich

with a copy (which will not constitute notice to Parent or Merger Sub) to:	Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Facsimile: (212) 225-3999 Attention: Ethan A. Klingsberg and Benet J. O’Reilly

If to the Company, to:	Gentiva Health Services, Inc. 3350 Riverwood Parkway, Suite 1400 Atlanta, Georgia 30339 Facsimile: (770) 541-3712 Attention: General Counsel

with a copy (which will not constitute notice to the Company) to:	Greenberg Traurig, LLP 200 Park Avenue New York, NY 10166 Facsimile: (212) 805-5555 Attention: Dennis J. Block and Gary E. Snyder

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

Section 8.08 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement and the Company Disclosure Letter (other than an exception expressly set forth as such in the Company Disclosure Letter), the statements in the body of this Agreement will control.

Section 8.09 No Third Party Beneficiaries. Except as provided in Section 5.08 hereof (which shall be to the benefit of the parties referred to in such section), (a) this Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and (b) other than this Section 8.09, Section 7.07, Section 8.04, Section 8.05(b), Section 8.06 and Section 8.17, in each case, with respect to the Financing Sources, nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Section 7.07, Section 8.04, Section 8.05(b), Section 8.06, this Section 8.09 and Section 8.17 are intended for the benefit of, and shall be enforceable by, the Financing Sources.

Section 8.10 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 8.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 8.12 Remedies. Except as otherwise provided in this Agreement, including in Section 7.06, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 8.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Chancery Court of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any federal court sitting in the State of Delaware, in addition to any other remedy to which they are entitled at Law or in equity.

Section 8.14 Disclosure Letter. No reference to or disclosure of any item or other matter in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter or the Parent Disclosure Letter. The information set forth in the Company Disclosure Letter and the Parent Disclosure Letter is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or breach of any Contract. The Company Disclosure Letter, the Parent Disclosure Letter and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company or Parent, as applicable, contained in this Agreement. Nothing in the Company Disclosure Letter or the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Matters reflected in the Company Disclosure Letter or the Parent Disclosure Letter are not necessarily limited to matters required by the Agreement to be reflected in the Company Disclosure Letter or the Parent Disclosure Letter. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

Section 8.15 Reliance on Counsel and Other Advisors. Each party has consulted such legal, financial, technical or other expert as it deems necessary or desirable before entering into this Agreement. Each party represents and warrants that it has read, knows, understands and agrees with the terms and conditions of this Agreement.

Section 8.16 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

Section 8.17 Financing Sources. Subject, in each case, to the rights of Parent under the terms of the Commitment Letter, (i) each of the parties hereto and their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the performance of any financing commitments of such Financing Sources with respect to the transactions contemplated hereby, whether at law or equity, in contract, in tort or otherwise and (ii) no Financing Sources shall have any liability (whether in contract, tort or otherwise) to any of the parties hereto or any of their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby, including any dispute arising out of or relating in any way to the performance of any financing commitments.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GENTIVA HEALTH SERVICES, INC.

By	/s/ Rodney D. Windley
Name:	Rodney D. Windley
Title:	Executive Chairman

KINDRED HEALTHCARE, INC.

By	/s/ Paul J. Diaz
Name:	Paul J. Diaz
Title:	President and Chief Executive Officer

KINDRED HEALTHCARE DEVELOPMENT 2, INC.

By	/s/ Paul J. Diaz
Name:	Paul J. Diaz
Title:	President and Chief Executive Officer

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